03004910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RECD S.E.C.
JAN 27 2003
1086

Banc of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001207409
Registrant CIK Number

8-K FOR 1-27-03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-101500
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

RECD S.E.C
JAN 27 2003
1086

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia.

Banc of America Mortgage Securities, Inc.
(Registrant)

By: Judy Lowman
Name: Judy Lowman
Title: Vice President

PROCESSED
JAN 28 2003
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ___________________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

MBS New Issue Term Sheet

Banc of America Mortgage Securities, Inc.

Mortgage Pass-Through Certificates, Series 2003-A
$857,386,000 (approximate)

Classes 1-A-1, 1-A-2, 2-A-1, 2-A-2, 3-A-1, 3-A-2, 4-A-1 and 4-A-2
(Offered Certificates)

Bank of America, N.A.
Seller and Servicer

January 14, 2003

To Roll[1]							
Class	Approx. Size [2]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Maturity to Roll @ 25 CPR	Delay Days	Expected Ratings [(Moody's/Fitch)]
Offered Certificates							
1-A-1	$56.483,000	Variable – Pass-thru [3]	1.93	1 - 35	12/25/2005	24	Aaa /AAA
1-A-2	$56.483,000	Variable – Pass-thru [3]	1.93	1 - 35	12/25/2005	24	Aaa /AAA
2-A-1	$282,166,000	Variable – Pass-thru [4]	2.53	1 - 59	12/25/2007	24	Aaa /AAA
2-A-2	$282,166,000	Variable – Pass-thru [4]	2.53	1 - 59	12/25/2007	24	Aaa /AAA
3-A-1	$58,632,000	Variable – Pass-thru [5]	2.55	1 - 56	9/25/2007	24	Aaa /AAA
3-A-2	$58,632,000	Variable – Pass-thru [5]	2.55	1 - 56	9/25/2007	24	Aaa/AAA
4-A-1	$31,412,000	Variable – Pass-thru [6]	2.87	1 - 83	12/25/2009	24	Aaa /AAA
4-A-2	$31,412,000	Variable – Pass-thru [6]	2.87	1 - 83	12/25/2009	24	Aaa/AAA
Not Offered Hereunder							
B-1	$11,036,000						Not Rated/AA
B-2	$5,297,000						Not Rated/A
B-3	$3,090,000						Not Rated/BBB
B-4	$1,765,000						Not Rated/BB
B-5	$1,324,000						Not Rated/B
B-6	$1,769,055						Not Rated/Not Rated
1-A-P	TBD	Principal Only [7]					Aaa/AAA
2-A-P	TBD	Principal Only [8]					Aaa/AAA
3-A-P	TBD	Principal Only [9]					Aaa/AAA
4-A-P	TBD	Principal Only [10]					Aaa/AAA
SES	TBD	Interest Only [11]					N.A.
WIO	TBD	Interest Only [12]					N.A.

(1) Assumes any outstanding principal balance on the Class 1-A Certificates, the Class 2-A Certificates, the Class 3-A Certificates and the Class 4-A Certificates will be paid in full on the Distribution Date occurring in the month of December 2005, December 2007, September 2007 and December 2009, respectively.

(2) Class sizes are subject to change.

(3) For each Distribution Date occurring in the month of and prior to November 2005, interest will accrue on the certificates at a rate equal to the fixed rate applicable to such certificates. For the Distribution Date occurring in the month of December 2005 interest will accrue on the Class 1-A-1 Certificates at a rate equal to the Adjusted Net WAC of the Group 1 Mortgage Loans minus [ ]% and for the Class 1-A-2 Certificates at a rate equal to the Adjusted Net WAC of the Group 1 Mortgage Loans plus [ ]%. For each Distribution Date occurring in the month of or after January 2006, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 1 Mortgage Loans (based upon the Stated Principal Balances of the Group 1 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).

(4) For each Distribution Date occurring in the month of and prior to September 2007, interest will accrue on the certificates at a rate equal to the fixed rate applicable to such certificates. For each Distribution Date occurring in the month of October 2007 and prior to January 2008, interest will accrue on the Class 2-A-1 Certificates at a rate equal to the Adjusted Net WAC of the Group 2 Mortgage Loans minus [ ]% and for the Class 2-A-2 Certificates at a rate equal to the Adjusted Net WAC of the Group 2 Mortgage Loans plus [ ]%. For each Distribution Date occurring in the month of or after January 2008, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 2 Mortgage Loans (based upon the Stated Principal Balances of the Group 2 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).

(5) For each Distribution Date occurring in the month of and prior to July 2007, interest will accrue on the certificates at a rate equal to the fixed rate applicable to such certificates. For the Distribution Date occurring in the month of August 2007, interest will accrue on the Class 3-A-1 Certificates at a rate equal to the Adjusted Net WAC of the Group 3 Mortgage Loans minus [ ]% and for the Class 3-A-2 Certificates at a rate equal to the Adjusted Net WAC of the Group 3 Mortgage Loans plus [ ]%. For each Distribution Date occurring in the month of or after September 2007, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 3 Mortgage Loans (based upon the Stated Principal Balances of the Group 3 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).

(6) For each Distribution Date occurring in the month of and prior to September 2009, interest will accrue on the certificates at a rate equal to the fixed rate applicable to such certificates. For the Distribution Date occurring in the month of October 2009 and prior to January 2010, interest will accrue on the Class 4-A-1 Certificates at a rate equal to the Adjusted Net WAC of the Group 4 Mortgage Loans minus [ ]% and for the Class 4-A-2 Certificates at a rate equal to the Adjusted Net WAC of the Group 4 Mortgage Loans plus [ ]%. For each Distribution Date occurring in the month of or after January 2010, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 4 Mortgage Loans (based upon the Stated Principal Balances of the Group 4 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).

(7) For each Distribution Date occurring in the month of or after January 2006, interest will accrue on the Class 1-A-P Certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 1 Mortgage Loans (based upon the Stated Principal Balances of the Group 1 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).

(8) For each Distribution Date occurring in the month of or after January 2008, interest will accrue on the Class 2-A-P Certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 2 Mortgage Loans (based upon the Stated Principal Balances of the Group 2 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).

(9) For each Distribution Date occurring in the month of or after September 2007, interest will accrue on the Class 3-A-P Certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 3 Mortgage Loans (based upon the Stated Principal Balances of the Group 3 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).

(10) For each Distribution Date occurring in the month of or after January 2010, interest will accrue on the Class 4-A-P Certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Group 4 Mortgage Loans (based upon the Stated Principal Balances of the Group 4 Mortgage Loans on the due date in the month preceding the month of such Distribution Date).

(11) For each Distribution Date, interest will accrue on the Class SES component for Group 1 at a rate equal to 0.325% per annum and for Group 2, Group 3 and Group 4 at a rate equal to 0.200% per annum.

(12) Interest will accrue on each Class WIO Component at a per annum rate equal to (i) for the Class 1-WIO Component prior to and including the Distribution Date in December 2005, the weighted average of the WIO Rates of the Premium Mortgage Loans in Loan Group 1, (ii) for the Class 2-WIO Component prior to and including the Distribution Dates in December 2007, the weighted average of the WIO Rates of the Premium Loans in Group 2, (iii) for the Class 3-WIO Component prior to and including the Distribution Date in August 2007, the weighted average of the WIO Rates of the Premium Mortgage Loans in Loan Group 3, and (iv) for the Class 4-WIO Component prior to and including the Distribution Date in December 2009, the weighted average of the WIO Rates of the Premium Mortgage Loans in Loan Group 4.

Preliminary Summary of Terms

Transaction:	Banc of America Mortgage Securities, Inc. Mortgage Pass-Through Certificates, Series 2003-A
Lead Manager (Book Runner):	Banc of America Securities LLC
Co-Managers:	Bear, Stearns & Co. and Lehman Brothers
Seller and Servicer:	Bank of America, N.A.
Trustee:	Wells Fargo Bank Minnesota, N.A.
Transaction Size:	$882,946,386
Securities Offered:	$56,483,000 Class 1-A-1 Certificates $56,483,000 Class 1-A-2 Certificates $282,166,000 Class 2-A-1 Certificates $282,166,000 Class 2-A-2 Certificates $58,632,000 Class 3-A-1 Certificates $58,632,000 Class 3-A-2 Certificates $31,412,000 Class 4-A-1 Certificates $31,412,000 Class 4-A-2 Certificates
Group 1 Collateral:	3/1 Hybrid ARM Residential Mortgage Loans: fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for approximately 3 years and thereafter the Mortgage Loans have a variable interest rate.
Group 2 Collateral:	5/1 Hybrid ARM Residential Mortgage Loans: one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for approximately 5 years and thereafter the Mortgage Loans have a variable interest rate.
Group 3 Collateral:	5/1 Hybrid ARM Residential Mortgage Loans: one-to-four family, residential first lien mortgage loans. The Mortgage Loans are fixed rate, interest only for the first five years, followed by 25 years of fully, amortizing principal and interest payments.
Group 4 Collateral:	7/1 Hybrid ARM Residential Mortgage Loans: one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for approximately 7 years and thereafter the Mortgage Loans have a variable interest rate.
Rating Agencies:	Moody's Investor Service, Inc. and Fitch Ratings (Class A Certificates) and Fitch Ratings (Subordinate Certificates except for the Class B-6 Certificates)
Expected Pricing Date:	Week of January 13, 2003
Expected Closing Date:	January 28, 2003
Collection Period:	The calendar month preceding the current Distribution Date

Preliminary Summary of Terms

Distribution Date:	25th of each month, or the next succeeding Business Date (First Payment Date: February 25, 2003)
Cut-Off Date:	January 1, 2003
Class A Certificates:	Class 1-A-1, 1-A-2, 2-A-1, 2-A-2, 3-A-1, 3-A-2, 4-A-1, 4-A-2, 1-A-P, 2-A-P, 3-A-P and 4-A-P Certificates (the "Class A Certificates").
Subordinate Certificates:	Class B-1, B-2, B-3, B-4, B-5 and B-6 Certificates (the "Class B Certificates"). The Subordinate Certificates are not offered hereunder.
Group 1-A Certificates:	Class 1-A-1 and 1-A-2
Group 2-A Certificates:	Class 2-A-1 and 2-A-2
Group 3-A Certificates:	Class 3-A-1 and 3-A-2
Group 4-A Certificates:	Class 4-A-1 and 4-A-2
Class A-P Certificates:	Class 1-A-P, 2-A-P, 3-A-P and 4-A-P
Day Count:	30/360
Group 1,Group 2, Group 3 and Group 4 Prepayment Speed:	25% CPR
Clearing:	DTC, Clearstream and Euroclear

Certificates:	Original Certificate Form	Minimum Denominations	Incremental Denominations
Class 1-A-1, 1-A-2, 2-A-1, 2-A-2, 3-A-1, 3-A-2, 4-A-1 and 4-A-2	Book Entry	$1,000	$1

SMMEA Eligibility:	The Class A Certificates and the Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
ERISA Eligibility:	All of the Offered Certificates are expected to be ERISA eligible.
Tax Structure:	REMIC
Optional Clean-up Call:	Any Distribution Date on or after which the Aggregate Principal Balance of the Mortgage Loans declines to 10% or less of the Aggregate Principal Balance as of the Cut-Off Date ("Cut-Off Date Pool Principal Balance").

Preliminary Summary of Terms	
Principal:	Principal will be allocated to the certificates according to the Priority of Distributions: The Group 1 Senior Principal Distribution Amount will generally be allocated to the Group 1-A Certificates pro-rata until their class balances have been reduced to zero. The Group 1 Ratio Strip Principal Amount will generally be allocated to the Class 1-A-P Certificates. The Group 2 Senior Principal Distribution Amount will generally be allocated to the Group 2-A Certificates pro-rata until their class balances have been reduced to zero. The Group 2 Ratio Stripped Principal Amount will generally be allocated to the Class 2-A-P Certificates. The Group 3 Senior Principal Distribution Amount will generally be allocated to the Group 3-A Certificates pro-rata until their class balances have been reduced to zero. The Group 3 Ratio Strip Principal Amount will generally be allocated to the Class 3-A-P Certificates. The Group 4 Senior Principal Distribution Amount will generally be allocated to the Group 4-A Certificates pro-rata until their class balances have been reduced to zero. The Group 4 Ratio Strip Principal Amount will generally be allocated to the Class 4-A-P Certificates. The Subordinate Principal Distribution Amount will generally be allocated to the Subordinate Certificates on a pro-rata basis but will be distributed sequentially in accordance with their numerical class designations. After the class balance of the Class A Certificates of a Group (other than the Class A-P Certificates of such Group) has been reduced to zero, certain amounts otherwise payable to the Subordinate Certificates may be paid to the Class A Certificates of another Group (other than the Class A-P Certificates of such Group). *(Please see the Priority of Distributions section.)*
Interest Accrual:	Interest will accrue on each class of Certificates (other than the Class A-P Certificates; interest will accrue on the Class 1-A-P Certificates beginning in December 2005, on the Class 2-A-P Certificates beginning in December 2007, on the Class 3-A-P Certificates beginning in August 2007 and on the Class 4-A-P Certificates beginning in December 2009 and thereafter) during each one-month period ending on the last day of the month preceding the month in which each Distribution Date occurs (each, an "Interest Accrual Period"). The initial Interest Accrual Period will be deemed to have commenced on January 1, 2003. Interest which accrues on such class of Certificates during an Interest Accrual Period will be calculated on the assumption that distributions which reduce the principal balances thereof on the Distribution Date in that Interest Accrual Period are made on the first day of the Interest Accrual Period.

Preliminary Summary of Terms

Administrative Fee:	The Administrative Fees with respect to the Trust are payable out of the interest payments received on each Mortgage Loan. The "Administrative Fees" consist of (a) servicing compensation payable to the Servicer in respect of its servicing activities (the "Servicing Fee") and (b) fees paid to the Trustee. The Administrative Fees will accrue on the Stated Principal Balance of each Mortgage Loan at a rate (the "Administrative Fee Rate") equal to the sum of the Servicing Fee for such Mortgage Loan and the Trustee Fee Rate. The Trustee Fee Rate will be 0.003% per annum. The Servicing Fee Rate for all Loan Groups will be the equal to 0.050% per annum with respect to any Mortgage Loan.
Compensating Interest:	The aggregate servicing compensation payable to the Servicer for any month and the interest payable on the Class SES Certificates will in the aggregate be reduced by an amount equal to the lesser of (i) the prepayment interest shortfall for the such Distribution Date and (ii) one-twelfth of 0.25% of the balance of the Mortgage Loans. Such amounts will be used to cover full or partial prepayment interest shortfalls, if any, of the Loan Groups.
Net Mortgage Interest Rate:	As to any Mortgage Loan and Distribution Date, the excess of its mortgage interest rate over the sum of (i) the Administrative Fee, (ii) the pass-through rate of the Class SES Component in the related Group and (iii) the applicable WIO Rate.
Adjusted Net WAC:	The Adjusted Net WAC of the Mortgage Loans of each Loan Group is equal to (A) the sum of the product, for each Mortgage Loan of such Loan Group, of (i) the Net Mortgage Interest Rate for such Mortgage Loan multiplied by (ii) the Stated Principal Balance of such Mortgage Loan on the due date of the month preceding the month of such Distribution Date divided by (B) the sum of the product of, for each Mortgage Loan of such Loan Group, of (i) the Non-Ratio Strip Percentage for such Mortgage Loan multiplied by (ii) the Stated Principal Balance of such Mortgage Loan on the due date of the month preceding the month of such Distribution Date.

Preliminary Summary of Terms

Pool Distribution Amount:	The Pool Distribution Amount for each Loan Group with respect to any Distribution Date will be equal to the sum of (i) all scheduled installments of interest (net of the related Servicing Fee) and principal corresponding to the related Collection Period for such Loan Group, together with any advances in respect thereof or any Servicer compensating interest; (ii) all proceeds of any primary mortgage guaranty insurance policies and any other insurance policies with respect to such Loan Group, to the extent such proceeds are not applied to the restoration of the related mortgaged property or released to the mortgagor in accordance with the Servicer's normal servicing procedures and all other cash amounts received and retained in connection with the liquidation of defaulted Mortgage Loans in such Loan Group, by foreclosure or otherwise, during the related Collection Period (in each case, net of unreimbursed expenses incurred in connection with a liquidation or foreclosure and unreimbursed advances, if any); (iii) all partial or full prepayments on the Mortgage Loans in such Loan Group corresponding to the related Collection Period; and (iv) any substitution adjustment payments in connection with any defective Mortgage Loan in such Loan Group received with respect to such Distribution Date or amounts received in connection with the optional termination of the Trust as of such Distribution Date, reduced by amounts in reimbursement for advances previously made and other amounts as to which the Servicer is entitled to be reimbursed pursuant to the Pooling Agreement. The Pool Distribution Amount will not include any profit received by the Servicer on the foreclosure of a Mortgage Loan. Such amounts, if any, will be retained by the Servicer as additional servicing compensation.
Senior Percentage:	The Senior Percentage for a Loan Group on any Distribution Date will equal, (i) the aggregate principal balance of the Class A Certificates (other than the Class A-P Certificates) of such Group immediately prior to such date, divided by (ii) the aggregate principal balance (Non-Ratio Strip Portion) of the related Loan Group for such date.
Subordinate Percentage:	The Subordinate Percentage for a Loan Group for any Distribution Date will equal 100% minus the Senior Percentage for such Loan Group for such date.
Subordinate Prepayment Percentage:	The Subordinate Prepayment Percentage for a Loan Group for any Distribution Date will equal 100% minus the Senior Prepayment Percentage for such Loan Group for such date.

Preliminary Summary of Terms

Group 1, Group 2, Group 3 and Group 4 Senior Prepayment Percentage:

For the following Distribution Dates, will be as follows:

Distribution Date	Senior Prepayment Percentage
February 2003 through January 2010	100%;
February 2010 through January 2011	the applicable Senior Percentage plus, 70% of the applicable Subordinate Percentage;
February 2011 through January 2012	the applicable Senior Percentage plus, 60% of the applicable Subordinate Percentage;
February 2012 through January 2013	the applicable Senior Percentage plus, 40% of the applicable Subordinate Percentage;
February 2013 through January 2014	the applicable Senior Percentage plus, 20% of the applicable Subordinate Percentage;
February 2014 and thereafter	the applicable Senior Percentage;

provided, however,

(i) if on any Distribution Date the percentage equal to (x) the sum of the class balances of the Class A Certificates other than the Class A-P Certificates of all Groups divided by (y) the aggregate Pool Principal Balance (Non-Ratio Strip Portion) of all the loan groups (such percentage, the "Total Senior Percentage") exceeds such percentage calculated as of the Closing Date, then the Senior Prepayment Percentage for all Groups for such Distribution Date will equal 100%,

(ii) if for each Group of Certificates on any Distribution Date prior to the February 2006 Distribution Date, prior to giving effect to any distributions, the percentage equal to the aggregate class balance of the Subordinate Certificates divided by the aggregate Pool Principal Balance (Non-Ratio Strip Portion) of all the loan groups (the "Aggregate Subordinate Percentage") is greater than or equal to twice such percentage calculated as of the Closing Date, then the Senior Prepayment Percentage for each Group for that Distribution Date will equal the applicable Senior Percentage for each Group plus 50% of the Subordinate Percentage for each Group, and

(iii) if for each Group of Certificates on or after the February 2006 Distribution Date, prior to giving effect to any distributions, the Aggregate Subordinate Percentage is greater than or equal to twice such percentage calculated as of the Closing Date, then the Senior Prepayment Percentage for each Group for that Distribution Date will equal the Senior Percentage for each Group.

Preliminary Summary of Terms	
Group 1 Discount Mortgage Loan:	Any Group 1 Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is less than [%] per annum.
Group 1 Premium Mortgage Loan:	Any Group 1 Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is equal to or greater than [%] per annum.
Group 2 Discount Mortgage Loan:	Any Group 2 Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is less than [%] per annum.
Group 2 Premium Mortgage Loan:	Any Group 2 Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is equal to or greater than [%] per annum.
Group 3 Discount Mortgage Loan:	Any Group 3 Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is less than [%] per annum.
Group 3 Premium Mortgage Loan:	Any Group 3 Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is equal to or greater than [%] per annum.
Group 4 Discount Mortgage Loan:	Any Group 4 Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is less than [%] per annum.
Group 4 Premium Mortgage Loan:	Any Group 4 Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is equal to or greater than [%] per annum.
Non-Ratio Strip Percentage:	As to any Group 1 Discount Mortgage Loan, a fraction (expressed as a percentage), the numerator of which is the Net Mortgage Interest Rate of such Group 1 Discount Mortgage Loan on the closing date and the denominator of which is [%]. As to any Group 2 Discount Mortgage Loan, a fraction (expressed as a percentage), the numerator of which is the Net Mortgage Interest Rate of such Group 2 Discount Mortgage Loan on the closing date and the denominator of which is [%]. As to any Group 3 Discount Mortgage Loan, a fraction (expressed as a percentage), the numerator of which is the Net Mortgage Interest Rate of such Group 3 Discount Mortgage Loan on the closing date and the denominator of which is [%]. As to any Group 4 Discount Mortgage Loan, a fraction (expressed as a percentage), the numerator of which is the Net Mortgage Interest Rate of such Group 4 Discount Mortgage Loan on the closing date and the denominator of which is [%]. As to any Mortgage Loan that is not a Discount Mortgage Loan, 100%.
Ratio Strip Percentage:	As to any Discount Mortgage Loan, 100% minus the Non-Ratio Strip Percentage for such Mortgage Loan. As to any Mortgage Loan that is not a Discount Mortgage Loan, 0%.

Preliminary Summary of Terms	
Ratio Strip Principal Amount:	As to any Distribution Date and any Loan Group, the sum of the applicable Ratio Strip Percentage of (a) the principal portion of each Monthly Payment (without giving effect to payments to certain reductions thereof due on each Mortgage Loan in such Loan Group on the related Due Date), (b) the Stated Principal Balance, as of the date of repurchase, of each Mortgage Loan in such Loan Group that was repurchased by the Depositor pursuant to the Pooling and Servicing Agreement as of such Distribution Date, (c) any substitution adjustment payments in connection with any defective Mortgage Loan in such Loan Group received with respect to such Distribution Date, (d) any liquidation proceeds allocable to recoveries of principal of any Mortgage Loans in such Loan Group that are not yet liquidated Mortgage Loans received during the calendar month preceding the month of such Distribution Date, (e) with respect to each Mortgage Loan in such Loan Group that became a liquidated Mortgage Loan during the calendar month preceding the month of such Distribution Date, the amount of liquidation proceeds allocable to principal received with respect to such Mortgage Loan during the calendar month preceding the month of such Distribution Date with respect to such Mortgage Loan and (f) all Principal Prepayments on any Mortgage Loans in such Loan Group received during the calendar month preceding the month of such Distribution.
Senior Principal Distribution Amount:	The Senior Principal Distribution Amount for a Loan Group for any Distribution Date will equal the sum of (i) the Senior Percentage of the applicable Non-Ratio Strip Percentage for such Loan Group of all amounts described in clauses (a) through (d) of the definition of "Ratio Strip Principal Amount" for such Loan Group and such Distribution Date and (ii) the Senior Prepayment Percentage of the amounts described in clauses (e) and (f) of the definition of "Ratio Strip Principal Amount" for such Loan Group and such Distribution Date subject to certain reductions due to losses.
Subordinate Principal Distribution Amount:	The Subordinate Principal Distribution Amount for a Loan Group for any Distribution Date will equal the sum of (i) the Subordinate Percentage for such Loan Group of the amounts described in clauses (a) and (d) of the definition of "Ratio Strip Principal Amount" for such Loan Group and such Distribution Date and (ii) the Subordinate Prepayment Percentage for such Loan group of the amounts described in clauses (e) and (f) of the definition of "Ratio Strip Principal Amount" for such Loan Group and such Distribution Date.

Credit Support

The Class B Certificates are Cross-Collateralized and provide credit support for all Groups. The outstanding balances of the Class B Certificates could be reduced to zero as a result of a disproportionate amount of Realized Losses on the Mortgage Loans in one Loan Group. In addition, under certain circumstances principal otherwise payable to the Class B Certificates will be paid to the Class A Certificates. Please see the diagram below. Additional credit enhancement is provided by the allocation of all principal prepayments to the Class A Certificates (except for the Class A-P Certificates), subject to certain exceptions, for the first seven years and the disproportionately greater allocation of prepayments to the Class A Certificates over the following four years. The disproportionate allocation of prepayments will accelerate the amortization of those Class A Certificates relative to the amortization of the Subordinate Certificates. As a result, the credit support percentage for the Class A Certificates should be maintained and may be increased during the first eleven years.

Subordination of Class B Certificates

Priority of Payment (↓) | Order of Loss Allocation (↑)

Class A	Credit Support (2.75%)
Class B-1	Credit Support (1.50%)
Class B-2	Credit Support (0.90%)
Class B-3	Credit Support (0.55%)
Class B-4	Credit Support (0.35%)
Class B-5	Credit Support (0.20%)
Class B-6	Credit Support (0.00%)

Priority of Distributions

Distributions to each Group and the Class B Certificates will be made on each Distribution Date from the Pool Distribution Amount for each Loan Group in the following order of priority:

Priority of Distributions

First, to the Trustee

↓

Second, to the Class SES and Class WIO Components of each Group to pay Interest;

↓

Third, to the Class A Certificates of each Group to pay Interest;

↓

Fourth, to the Class A Certificates of each group to pay Principal.

↓

Fifth, to the Class A-P Certificates of each group to pay any applicable Ratio-Stripped Deferred Amounts;

↓

Sixth, sequentially, to each class of Subordinate Certificates to pay Interest and Principal in the order of numerical class designations, beginning with Class B-1 Certificates, until each class balance is zero; and

↓

Seventh, to the residual certificate, any remaining amounts.

Bond Summary to Roll(1)(2)(3)(4)

1-A-1

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-00	3.254	3.240	3.231	**3.222**	3.211	3.200	3.155
Average Life (Years)	2.643	2.268	2.093	**1.928**	1.771	1.624	1.229
Modified Duration	2.487	2.140	1.978	**1.825**	1.680	1.543	1.174
First Principal Payment Date	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03	2/25/03
Last Principal Payment Date	12/25/05	12/25/05	12/25/05	**12/25/05**	12/25/05	12/25/05	12/25/05
Principal Payment Window (Months)	35	35	35	35	35	35	35

1-A-2

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 101-00	3.600	3.517	3.469	**3.415**	3.355	3.288	3.032
Average Life (Years)	2.643	2.268	2.093	**1.928**	1.771	1.624	1.229
Modified Duration	2.460	2.121	1.963	**1.813**	1.671	1.536	1.174
First Principal Payment Date	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03	2/25/03
Last Principal Payment Date	12/25/05	12/25/05	12/25/05	**12/25/05**	12/25/05	12/25/05	12/25/05
Principal Payment Window (Months)	35	35	35	35	35	35	35

2-A-1

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-00	4.012	3.993	3.981	**3.968**	3.953	3.936	3.872
Average Life (Years)	4.179	3.253	2.872	**2.535**	2.236	1.973	1.356
Modified Duration	3.744	2.943	2.611	**2.316**	2.054	1.822	1.272
First Principal Payment Date	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03	2/25/03
Last Principal Payment Date	12/25/07	12/25/07	12/25/07	**12/25/07**	12/25/07	12/25/07	12/25/07
Principal Payment Window (Months)	59	59	59	59	59	59	59

2-A-2

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 101-00	4.303	4.208	4.152	**4.088**	4.017	3.936	3.629
Average Life (Years)	4.179	3.253	2.872	**2.535**	2.236	1.973	1.356
Modified Duration	3.700	2.918	2.593	**2.304**	2.047	1.819	1.276
First Principal Payment Date	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03	2/25/03
Last Principal Payment Date	12/25/07	12/25/07	12/25/07	**12/25/07**	12/25/07	12/25/07	12/25/07
Principal Payment Window (Months)	59	59	59	59	59	59	59

(1) Assumes any outstanding principal balance on the Group 1-A Certificates will be paid in full on the Distribution Date occurring in the month of December 2005.

(2) Assumes any outstanding principal balance on the Group 2-A Certificates will be paid in full on the Distribution Date occurring in the month of December 2007.

(3) Assumes any outstanding principal balance on the Group 3-A Certificates will be paid in full on the Distribution Date occurring in the month of September 2007.

(4) Assumes any outstanding principal balance on the Group 4-A Certificates will be paid in full on the Distribution Date occurring in the month of December 2009.

Bond Summary to Roll[1][2][3][4]

3-A-1

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-00	3.876	3.854	3.842	**3.828**	3.812	3.796	3.732
Average Life (Years)	4.136	3.246	2.875	**2.545**	2.251	1.990	1.372
Modified Duration	3.731	2.953	2.627	**2.336**	2.076	1.844	1.290
First Principal Payment Date	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03	2/25/03
Last Principal Payment Date	9/25/07	9/25/07	9/25/07	**9/25/07**	9/25/07	9/25/07	9/25/07
Principal Payment Window (Months)	56	56	56	56	56	56	56

3-A-2

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 101-00	4.157	4.064	4.009	**3.948**	3.878	3.799	3.499
Average Life (Years)	4.136	3.246	2.875	**2.545**	2.251	1.990	1.372
Modified Duration	3.688	2.928	2.609	**2.324**	2.069	1.841	1.294
First Principal Payment Date	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03	2/25/03
Last Principal Payment Date	9/25/07	9/25/07	9/25/07	**9/25/07**	9/25/07	9/25/07	9/25/07
Principal Payment Window (Months)	56	56	56	56	56	56	56

4-A-1

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-00	4.439	4.415	4.401	**4.385**	4.367	4.347	4.271
Average Life (Years)	5.525	3.945	3.359	**2.870**	2.460	2.119	1.389
Modified Duration	4.720	3.438	2.957	**2.551**	2.208	1.919	1.289
First Principal Payment Date	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03	2/25/03
Last Principal Payment Date	12/25/09	12/25/09	12/25/09	**12/25/09**	12/25/09	12/25/09	12/25/09
Principal Payment Window (Months)	83	83	83	**83**	83	83	83

4-A-2

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 101-00	4.747	4.642	4.579	**4.508**	4.427	4.338	4.002
Average Life (Years)	5.525	3.945	3.359	**2.870**	2.460	2.119	1.389
Modified Duration	4.654	3.406	2.936	**2.539**	2.202	1.918	1.295
First Principal Payment Date	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03	2/25/03
Last Principal Payment Date	12/25/09	12/25/09	12/25/09	**12/25/09**	12/25/09	12/25/09	12/25/09
Principal Payment Window (Months)	83	83	83	83	83	83	83

(1) Assumes any outstanding principal balance on the Group 1-A Certificates will be paid in full on the Distribution Date occurring in the month of December 2005.

(2) Assumes any outstanding principal balance on the Group 2-A Certificates will be paid in full on the Distribution Date occurring in the month of December 2007.

(3) Assumes any outstanding principal balance on the Group 3-A Certificates will be paid in full on the Distribution Date occurring in the month of September 2007.

(4) Assumes any outstanding principal balance on the Group 4-A Certificates will be paid in full on the Distribution Date occurring in the month of December 2009.

Bond Summary to Maturity

1-A-1

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-00	3.389	3.349	3.328	**3.307**	3.285	3.262	3.189
Average Life (Years)	10.866	5.261	4.032	**3.212**	2.631	2.201	1.394
Modified Duration	8.271	4.450	3.520	**2.870**	2.391	2.028	1.317
First Principal Payment Date	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03	2/25/03
Last Principal Payment Date	1/25/33	1/25/33	1/25/33	**1/25/33**	1/25/33	1/25/33	1/25/33
Principal Payment Window (Months)	360	360	360	360	360	360	360

1-A-2

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 101-00	3.494	3.483	3.462	**3.430**	3.386	3.329	3.079
Average Life (Years)	10.866	5.261	4.032	**3.212**	2.631	2.201	1.394
Modified Duration	8.089	4.373	3.469	**2.835**	2.369	2.014	1.317
First Principal Payment Date	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03	2/25/03
Last Principal Payment Date	1/25/33	1/25/33	1/25/33	**1/25/33**	1/25/33	1/25/33	1/25/33
Principal Payment Window (Months)	360	360	360	360	360	360	360

2-A-1

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-00	3.777	3.856	3.881	**3.897**	3.904	3.904	3.865
Average Life (Years)	10.917	5.287	4.050	**3.224**	2.639	2.207	1.396
Modified Duration	7.978	4.327	3.436	**2.809**	2.348	1.995	1.302
First Principal Payment Date	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03	2/25/03
Last Principal Payment Date	12/25/32	12/25/32	12/25/32	**12/25/32**	12/25/32	12/25/32	12/25/32
Principal Payment Window (Months)	359	359	359	359	359	359	359

2-A-2

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 101-00	3.916	4.005	4.012	**3.997**	3.961	3.904	3.628
Average Life (Years)	10.917	5.287	4.050	**3.224**	2.639	2.207	1.396
Modified Duration	7.791	4.261	3.397	**2.787**	2.336	1.990	1.307
First Principal Payment Date	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03	2/25/03
Last Principal Payment Date	12/25/32	12/25/32	12/25/32	**12/25/32**	12/25/32	12/25/32	12/25/32
Principal Payment Window (Months)	359	359	359	359	359	359	359

Bond Summary to Maturity

3-A-1

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-00	3.709	3.760	3.774	**3.781**	3.782	3.776	3.729
Average Life (Years)	11.597	5.552	4.230	**3.350**	2.730	2.273	1.424
Modified Duration	8.511	4.559	3.598	**2.926**	2.433	2.059	1.330
First Principal Payment Date	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03	2/25/03
Last Principal Payment Date	1/25/33	1/25/33	1/25/33	**1/25/33**	1/25/33	1/25/33	1/25/33
Principal Payment Window (Months)	360	360	360	360	360	360	360

3-A-2

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 101-00	3.835	3.898	3.898	**3.877**	3.838	3.780	3.503
Average Life (Years)	11.597	5.552	4.230	**3.350**	2.730	2.273	1.424
Modified Duration	8.318	4.488	3.556	**2.902**	2.420	2.053	1.335
First Principal Payment Date	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03	2/25/03
Last Principal Payment Date	1/25/33	1/25/33	1/25/33	**1/25/33**	1/25/33	1/25/33	1/25/33
Principal Payment Window (Months)	360	360	360	360	360	360	360

4-A-1

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-00	4.093	4.250	4.292	**4.316**	4.325	4.322	4.267
Average Life (Years)	11.056	5.328	4.075	**3.239**	2.649	2.214	1.398
Modified Duration	7.801	4.260	3.393	**2.781**	2.328	1.980	1.296
First Principal Payment Date	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03	2/25/03
Last Principal Payment Date	1/25/33	1/25/33	1/25/33	**1/25/33**	1/25/33	1/25/33	1/25/33
Principal Payment Window (Months)	360	360	360	**360**	360	360	360

4-A-2

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 101-00	4.284	4.435	4.449	**4.430**	4.383	4.314	4.000
Average Life (Years)	11.056	5.328	4.075	**3.239**	2.649	2.214	1.398
Modified Duration	7.594	4.196	3.357	**2.763**	2.320	1.979	1.301
First Principal Payment Date	2/25/03	2/25/03	2/25/03	**2/25/03**	2/25/03	2/25/03	2/25/03
Last Principal Payment Date	1/25/33	1/25/33	1/25/33	1/25/33	1/25/33	1/25/33	1/25/33
Principal Payment Window (Months)	360	360	360	360	360	360	360

Collateral Summary of Group 1 Mortgage Loans

Description of The Group 1 Mortgage Loans

The Group 1 Mortgage Loans consist of 3/1 One-Year LIBOR Hybrid ARM secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. The mortgage loan interest rate adjusts at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin"). The One-Year LIBOR index will be equal to the rate quoted as of either (i) the first business day of the month preceding the adjustment date or (ii) forty-five days prior to the adjustment date. The One-Year LIBOR Index is the average of the interbank offered rates for one-year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The mortgage interest rates generally have Periodic Caps of 2% for the first adjustment date and for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 6% over the initial mortgage interest rate. None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin.

The approximate collateral statistics for the Group 1 Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

		Collateral Summary	Range (if applicable)
Total Outstanding Loan Balance		$116,159,932	
Total Number of Loans		220	
Average Loan Principal Balance		$528,000	$323,592 to $1,000,000
WA Gross Coupon		4.958%	4.250% to 5.750%
WA FICO		737	622 to 814
WA Original Term (mos.)		359	180 to 360
WA Remaining Term (mos.)		359	180 to 360
WA OLTV		66.74%	13.32% to 90.00%
WA Months to First Adjustment Date		35	34 to 36
Gross Margin		2.250%	
WA Rate Ceiling		10.958%	10.250% to 11.750%
Geographic Concentration of Mortgaged Properties (Top 5 States) based on the Aggregate Stated Principal Balance	CA	65.52%	
	IL	4.74%	
	FL	3.78%	
	CO	3.55%	
	NC	2.81%	

Collateral Summary of Group 1 Mortgage Loans

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Occupancy of Mortgaged Properties of the Group 1 Mortgage Loans (1)

Occupancy	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Primary Residence	199	$105,119,229.94	90.50%
Second Home	19	10,201,721.78	8.78
Investor Property	2	838,980.16	0.72
Total:	**220**	**$116,159,931.88**	**100.00%**

(1) Based solely on representations of the mortgagor at the time of origination of the related Mortgage Loan.

Property Types of the Group 1 Mortgage Loans

Property Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Single Family Residence	143	$76,950,862.38	66.25%
PUD-Detached	49	26,044,513.05	22.42
Condominium	22	9,931,253.78	8.55
PUD-Attached	4	2,210,102.67	1.90
2-Family	2	1,023,200.00	0.88
Total:	**220**	**$116,159,931.88**	**100.00%**

Mortgage Loan Purpose of the Group 1 Mortgage Loans

Purpose	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Refinance-Rate/Term	112	$61,963,503.13	53.34%
Purchase	72	37,221,952.00	32.04
Refinance-Cashout	36	16,974,476.75	14.61
Total:	**220**	**$116,159,931.88**	**100.00%**

Geographical Distribution of the Mortgage Properties of the Group 1 Mortgage Loans (1)

Geographic Area	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
California	143	$76,105,156.75	65.52%
Illinois	10	5,501,694.16	4.74
Florida	8	4,389,444.59	3.78
Colorado	8	4,121,269.12	3.55
North Carolina	7	3,267,604.77	2.81
Arizona	5	2,801,908.35	2.41
Virginia	5	2,407,790.30	2.07
Nevada	3	2,178,078.26	1.88
South Carolina	4	1,915,775.82	1.65
Maryland	3	1,895,220.21	1.63
Texas	4	1,817,184.17	1.56
Ohio	3	1,345,766.72	1.16
Georgia	3	1,300,141.09	1.12
Connecticut	2	984,829.74	0.85
Tennessee	1	980,000.00	0.84
Missouri	2	823,592.36	0.71
Massachusetts	2	818,423.32	0.70
Hawaii	1	734,214.23	0.63
Washington	1	556,000.00	0.48
New Mexico	1	552,500.00	0.48
Idaho	1	456,250.00	0.39
Kansas	1	450,545.33	0.39
Wyoming	1	385,000.00	0.33
Michigan	1	371,542.59	0.32
Total:	**220**	**$116,159,931.88**	**100.00%**

(1) As of the Cut-Off Date, no more than approximately 2.70% of the Group 1 Mortgage Loans are expected to be secured by mortgaged properties located in any one five-digit postal zip code.

Current Mortgage Loan Principal Balances of the Group 1 Mortgage Loans (1)

Current Mortgage Loan Principal Balances ($)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
275,000.01 - 325,000.00	2	$647,592.36	0.56%
325,000.01 - 375,000.00	28	9,862,830.26	8.49
375,000.01 - 425,000.00	41	16,403,326.39	14.12
425,000.01 - 475,000.00	39	17,622,302.90	15.17
475,000.01 - 525,000.00	27	13,608,116.06	11.71
525,000.01 - 575,000.00	22	12,221,493.07	10.52
575,000.01 - 625,000.00	15	8,955,630.38	7.71
625,000.01 - 675,000.00	7	4,536,734.96	3.91
675,000.01 - 725,000.00	9	6,373,198.55	5.49
725,000.01 - 775,000.00	12	8,955,761.04	7.71
775,000.01 - 825,000.00	1	806,250.00	0.69
825,000.01 - 875,000.00	3	2,569,916.89	2.21
875,000.01 - 925,000.00	3	2,717,743.93	2.34
925,000.01 - 975,000.00	1	940,000.00	0.81
975,000.01 - 1,000,000.00	10	9,939,035.09	8.56
Total:	**220**	**$116,159,931.88**	**100.00%**

(1) As of the Cut-Off Date, the average outstanding principal balance of the Group 1 Mortgage Loans is expected to be approximately $528,000.

Original Loan-To-Value Ratios of the Group 1 Mortgage Loans (1)

Original Loan-To-Value Ratios (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
10.01 - 15.00	1	$525,382.45	0.45%
25.01 - 30.00	1	653,214.18	0.56
30.01 - 35.00	4	3,075,777.80	2.65
35.01 - 40.00	6	3,842,018.95	3.31
40.01 - 45.00	7	3,448,299.38	2.97
45.01 - 50.00	11	7,560,067.15	6.51
50.01 - 55.00	5	2,163,932.52	1.86
55.01 - 60.00	17	9,507,839.21	8.19
60.01 - 65.00	22	12,206,996.40	10.51
65.01 - 70.00	22	12,045,629.18	10.37
70.01 - 75.00	37	20,928,298.39	18.02
75.01 - 80.00	86	39,813,226.27	34.27
85.01 - 90.00	1	389,250.00	0.34
Total:	**220**	**$116,159,931.88**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Loan-To-Value Ratio at origination of the Group 1 Mortgage Loans is expected to be approximately 66.74%.

Current Mortgage Interest Rates of the Group 1 Mortgage Loans (1)

Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
4.001 - 4.250	2	$866,367.62	0.75%
4.251 - 4.500	3	1,441,099.77	1.24
4.501 - 4.750	48	25,119,199.86	21.62
4.751 - 5.000	111	59,732,991.46	51.42
5.001 - 5.250	36	17,244,608.80	14.85
5.251 - 5.500	18	10,153,357.43	8.74
5.501 - 5.750	2	1,602,306.94	1.38
Total:	**220**	**$116,159,931.88**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Current Mortgage Interest Rate of the Group 1 Mortgage Loans is expected to be approximately 4.958%.

Gross Margins of the Group 1 Mortgage Loans

Gross Margins (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
2.250	220	$116,159,931.88	100.00%
Total:	**220**	**$116,159,931.88**	**100.00%**

Rate Ceilings of the Group 1 Mortgage Loans (1)

Maximum Lifetime Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
10.001 - 10.250	2	$866,367.62	0.75%
10.251 - 10.500	3	1,441,099.77	1.24
10.501 - 10.750	48	25,119,199.86	21.62
10.751 - 11.000	111	59,732,991.46	51.42
11.001 - 11.250	36	17,244,608.80	14.85
11.251 - 11.500	18	10,153,357.43	8.74
11.501 - 11.750	2	1,602,306.94	1.38
Total:	**220**	**$116,159,931.88**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Rate Ceiling of the Group 1 Mortgage Loans is expected to be approximately 10.958%.

First Adjustment Date of the Group 1 Mortgage Loans (1)

First Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
November 1, 2005	1	$398,846.01	0.34%
December 1, 2005	118	61,810,327.99	53.21
January 1, 2006	101	53,950,757.88	46.45
Total:	**220**	**$116,159,931.88**	**100.00%**

(1) As of the Cut-Off Date, the weighted average months to first Adjustment Date for the Group 1 Mortgage Loans is expected to be approximately 35 months.

Remaining Terms of the Group 1 Mortgage Loans (1)

Remaining Term (Months)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
161 - 180	1	$556,000.00	0.48%
341 - 360	219	115,603,931.88	99.52
Total:	**220**	**$116,159,931.88**	**100.00%**

(1) As of the Cut-Off Date, the weighted average remaining term to stated maturity of the Group 1 Mortgage Loans is expected to be approximately 359 months.

Credit Scoring of Mortgagors of the Group 1 Mortgage Loans (1)

Credit Scores	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
801 - 850	4	$1,835,927.78	1.58%
751 - 800	96	52,240,368.74	44.97
701 - 750	73	37,246,565.99	32.06
651 - 700	40	21,056,228.69	18.13
601 - 650	7	3,780,840.68	3.25
Total:	**220**	**$116,159,931.88**	**100.00%**

(1) The scores shown are Bureau Credit Scores from Experiean (FICO), Equifax (Beacon) and TransUnion (Empirica).

Collateral Summary of Group 2 Mortgage Loans

Description of The Group 2 Mortgage Loans

The Group 2 Mortgage Loans consist of 5/1 One-Year LIBOR Hybrid ARM secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. The mortgage loan interest rate adjusts at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin"). The One-Year LIBOR index will be equal to the rate quoted as of either (i) the first business day of the month preceding the adjustment date or (ii) forty-five days prior to the adjustment date. The One-Year LIBOR Index is the average of the interbank offered rates for one-year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The mortgage interest rates generally have Periodic Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5% over the initial mortgage interest rate. None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin.

The approximate collateral statistics for the Group 2 Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

		Collateral Summary	Range (if applicable)
Total Outstanding Loan Balance		$581,430,162	
Total Number of Loans		1,165	
Average Loan Principal Balance		$499,082	$322,513 to $1,000,000
WA Gross Coupon		5.316%	3.750% to 6.500%
WA FICO		738	618 to 820
WA Original Term (mos.)		357	120 to 360
WA Remaining Term (mos.)		356	119 to 360
WA OLTV		65.56%	9.09% to 92.14%
WA Months to First Adjustment Date		59	56 to 60
Gross Margin		2.250%	
WA Rate Ceiling		10.316%	8.750% to 11.500%
Geographic Concentration of Mortgaged Properties (Top 5 States) based on the Aggregate Stated Principal Balance	CA	70.61%	
	IL	3.71%	
	FL	2.90%	
	MD	2.69%	
	GA	2.30%	

Collateral Summary of Group 2 Mortgage Loans

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Occupancy of Mortgaged Properties of the Group 2 Mortgage Loans (1)

Occupancy	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Primary Residence	1,100	$546,328,072.66	93.96%
Second Home	56	31,466,678.90	5.41
Investor Property	9	3,635,409.96	0.63
Total:	**1,165**	**$581,430,161.52**	**100.00%**

(1) Based solely on representations of the mortgagor at the time of origination of the related Mortgage Loan.

Property Types of the Group 2 Mortgage Loans

Property Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Single Family Residence	755	$381,845,205.06	65.67%
PUD-Detached	263	132,580,860.15	22.80
Condominium	103	45,017,986.02	7.74
PUD-Attached	24	10,907,138.28	1.88
2-Family	12	6,271,696.06	1.08
3-Family	4	2,561,451.68	0.44
Townhouse	3	1,745,824.27	0.30
Co-Op	1	500,000.00	0.09
Total:	**1,165**	**$581,430,161.52**	**100.00%**

Mortgage Loan Purpose of the Group 2 Mortgage Loans

Purpose	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Refinance-Rate/Term	712	$364,547,006.88	62.70%
Purchase	258	128,299,649.15	22.07
Refinance-Cashout	195	88,583,505.49	15.24
Total:	**1,165**	**$581,430,161.52**	**100.00%**

Geographical Distribution of the Mortgage Properties of the Group 2 Mortgage Loans (1)

Geographic Area	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
California	828	$410,556,143.62	70.61%
Illinois	39	21,597,026.03	3.71
Florida	35	16,867,682.34	2.90
Maryland	32	15,626,972.42	2.69
Georgia	27	13,364,284.14	2.30
South Carolina	24	10,866,568.35	1.87
Massachusetts	16	9,577,679.83	1.65
Virginia	20	9,097,501.11	1.56
Texas	18	8,818,249.47	1.52
Nevada	14	8,583,161.56	1.48
Arizona	13	8,191,589.11	1.41
North Carolina	15	7,941,950.48	1.37
Washington	17	7,666,138.28	1.32
Colorado	12	6,681,242.31	1.15
District of Columbia	11	4,913,116.14	0.85
Tennessee	7	3,111,384.09	0.54
Missouri	5	2,328,437.69	0.40
New Mexico	3	1,751,000.00	0.30
Minnesota	3	1,582,373.88	0.27
Michigan	3	1,287,540.20	0.22
Rhode Island	2	1,224,077.81	0.21
Connecticut	3	1,134,099.78	0.20
Vermont	2	1,107,827.21	0.19
Wisconsin	1	998,879.45	0.17
Oregon	2	886,804.00	0.15
Utah	2	750,044.18	0.13
Oklahoma	2	721,551.70	0.12
Pennsylvania	1	699,178.17	0.12
Delaware	1	572,000.00	0.10
Idaho	1	564,395.98	0.10
New York	1	411,915.31	0.07
New Jersey	1	407,250.00	0.07
Montana	1	405,000.00	0.07
Indiana	1	399,519.38	0.07
Iowa	1	385,577.50	0.07
New Hampshire	1	352,000.00	0.06
Total:	**1,165**	**$581,430,161.52**	**100.00%**

(1) As of the Cut-Off Date, no more than approximately 1.96% of the Group 2 Mortgage Loans are expected to be secured by mortgaged properties located in any one five-digit postal zip code.

Current Mortgage Loan Principal Balances of the Group 2 Mortgage Loans (1)

Current Mortgage Loan Principal Balances ($)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
275,000.01 - 325,000.00	14	$4,535,113.46	0.78%
325,000.01 - 375,000.00	219	76,908,818.69	13.23
375,000.01 - 425,000.00	262	104,847,662.45	18.03
425,000.01 - 475,000.00	165	74,134,328.53	12.75
475,000.01 - 525,000.00	141	70,179,919.91	12.07
525,000.01 - 575,000.00	80	43,911,642.50	7.55
575,000.01 - 625,000.00	70	41,864,313.03	7.20
625,000.01 - 675,000.00	58	37,569,782.77	6.46
675,000.01 - 725,000.00	36	25,236,508.00	4.34
725,000.01 - 775,000.00	41	30,591,562.40	5.26
775,000.01 - 825,000.00	15	11,892,352.45	2.05
825,000.01 - 875,000.00	12	10,148,833.24	1.75
875,000.01 - 925,000.00	19	17,040,616.52	2.93
925,000.01 - 975,000.00	7	6,661,140.30	1.15
975,000.01 - 1,000,000.00	26	25,907,567.27	4.46
Total:	**1,165**	**$581,430,161.52**	**100.00%**

(1) As of the Cut-Off Date, the average outstanding principal balance of the Group 2 Mortgage Loans is expected to be approximately $499,082.

Original Loan-To-Value Ratios of the Group 2 Mortgage Loans (1)

Original Loan-To-Value Ratios (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
5.01 - 10.00	1	$499,490.23	0.09%
10.01 - 15.00	1	582,283.15	0.10
15.01 - 20.00	8	5,123,155.85	0.88
20.01 - 25.00	5	2,770,149.47	0.48
25.01 - 30.00	12	6,222,076.58	1.07
30.01 - 35.00	16	7,984,221.69	1.37
35.01 - 40.00	36	19,628,507.10	3.38
40.01 - 45.00	50	26,582,478.26	4.57
45.01 - 50.00	72	37,827,271.03	6.51
50.01 - 55.00	66	33,009,755.45	5.68
55.01 - 60.00	64	31,760,132.16	5.46
60.01 - 65.00	99	52,128,834.77	8.97
65.01 - 70.00	155	78,571,846.14	13.51
70.01 - 75.00	158	82,204,897.33	14.14
75.01 - 80.00	412	192,313,810.13	33.08
80.01 - 85.00	2	687,626.85	0.12
85.01 - 90.00	7	3,146,625.33	0.54
90.01 - 95.00	1	387,000.00	0.07
Total:	**1,165**	**$581,430,161.52**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Loan-To-Value Ratio at origination of the Group 2 Mortgage Loans is expected to be approximately 65.56%.

Current Mortgage Interest Rates of the Group 2 Mortgage Loans (1)

Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
3.501 - 3.750	1	$384,273.35	0.07%
3.751 - 4.000	3	2,471,382.96	0.43
4.001 - 4.250	12	5,256,366.53	0.90
4.251 - 4.500	15	6,304,169.74	1.08
4.501 - 4.750	40	20,282,719.03	3.49
4.751 - 5.000	137	70,214,938.48	12.08
5.001 - 5.250	300	152,189,693.83	26.18
5.251 - 5.500	441	218,427,976.98	37.57
5.501 - 5.750	167	83,506,805.26	14.36
5.751 - 6.000	46	20,657,826.84	3.55
6.001 - 6.250	1	377,641.33	0.06
6.251 - 6.500	2	1,356,367.19	0.23
Total:	**1,165**	**$581,430,161.52**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Current Mortgage Interest Rate of the Group 2 Mortgage Loans is expected to be approximately 5.316%.

Gross Margins of the Group 2 Mortgage Loans

Gross Margins (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
2.250	1,165	$581,430,161.52	100.00%
Total:	**1,165**	**$581,430,161.52**	**100.00%**

Rate Ceilings of the Group 2 Mortgage Loans (1)

Maximum Lifetime Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
8.501 - 8.750	1	$384,273.35	0.07%
8.751 - 9.000	3	2,471,382.96	0.43
9.001 - 9.250	12	5,256,366.53	0.90
9.251 - 9.500	15	6,304,169.74	1.08
9.501 - 9.750	40	20,282,719.03	3.49
9.751 - 10.000	137	70,214,938.48	12.08
10.001 - 10.250	300	152,189,693.83	26.18
10.251 - 10.500	441	218,427,976.98	37.57
10.501 - 10.750	167	83,506,805.26	14.36
10.751 - 11.000	46	20,657,826.84	3.55
11.001 - 11.250	1	377,641.33	0.06
11.251 - 11.500	2	1,356,367.19	0.23
Total:	**1,165**	**$581,430,161.52**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Rate Ceiling of the Group 2 Mortgage Loans is expected to be approximately 10.316%.

First Adjustment Date of the Group 2 Mortgage Loans (1)

First Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
September 1, 2007	1	$354,385.46	0.06%
October 1, 2007	3	1,485,935.33	0.26
November 1, 2007	17	8,023,370.34	1.38
December 1, 2007	708	359,178,238.91	61.77
January 1, 2008	436	212,388,231.48	36.53
Total:	**1,165**	**$581,430,161.52**	**100.00%**

(1) As of the Cut-Off Date, the weighted average months to first Adjustment Date for the Group 2 Mortgage Loans is expected to be approximately 59 months.

Remaining Terms of the Group 2 Mortgage Loans (1)

Remaining Term (Months)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
101 - 120	2	$964,344.43	0.17%
161 - 180	10	4,684,127.11	0.81
181 - 200	1	689,744.28	0.12
221 - 240	5	2,659,360.28	0.46
281 - 300	6	2,342,843.32	0.40
341 - 360	1,141	570,089,742.10	98.05
Total:	**1,165**	**$581,430,161.52**	**100.00%**

(1) As of the Cut-Off Date, the weighted average remaining term to stated maturity of the Group 2 Mortgage Loans is expected to be approximately 356 months.

Credit Scoring of Mortgagors of the Group 2 Mortgage Loans (1)

Credit Scores	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
801 - 850	21	$9,995,488.93	1.72%
751 - 800	498	250,782,101.88	43.13
701 - 750	420	208,960,043.83	35.94
651 - 700	183	89,515,377.93	15.40
601 - 650	40	20,901,177.02	3.59
Unknown Score	3	1,275,971.93	0.22
Total:	**1,165**	**$581,430,161.52**	**100.00%**

(1) The scores shown are Bureau Credit Scores from Experiean (FICO), Equifax (Beacon) and TransUnion (Empirica).

Collateral Summary of Group 3 Mortgage Loans

Description of The Group 3 Mortgage Loans

The Group 3 Mortgage Loans consist of 5/1 One-Year LIBOR Hybrid ARM secured by first lien, one-to-four family residential properties. The Mortgage Loans are 30-year adjustable rate mortgages with an initial fixed rate, interest-only payments for five years, followed by 25 years of fully amortizing principal and interest payments. The mortgage loan interest rate adjusts at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin"). The One-Year LIBOR index will be equal to the rate quoted as of either (i) the first business day of the month preceding the adjustment date or (ii) forty-five days prior to the adjustment date. The One-Year LIBOR Index is the average of the interbank offered rates for one-year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The mortgage interest rates generally have Periodic Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates which are generally 5% over the initial mortgage interest rate. None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin.

All of the Group 3 Mortgage Loans have a prepayment fee as of the date of origination. The prepayment fee is a 2% fee which applies to any amount prepaid (encompassing all prepayments, including property sales and refinances) in excess of 20% in any 12-month period (which begins on the note date or the anniversary of the note date) during the first 36 months of the loan term.

The approximate collateral statistics for the Group 3 Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

		Collateral Summary	Range (if applicable)
Total Outstanding Loan Balance		$120,580,599	
Total Number of Loans		202	
Average Loan Principal Balance		$596,934	$324,000 to $1,000,000
WA Gross Coupon		5.539%	4.750% to 6.750%
WA FICO		736	637 to 811
WA Original Term (mos.)		360	360 to 360
WA Remaining Term (mos.)		356	354 to 360
WA OLTV		58.64%	8.26% to 95.00%
WA Months to First Adjustment Date		56	54 to 60
Gross Margin		2.250%	
WA Rate Ceiling		10.539%	9.750% to 11.750%
Geographic Concentration of Mortgaged Properties (Top 5 States) based on the Aggregate Stated Principal Balance	CA	69.26%	
	FL	9.13%	
	GA	3.96%	
	MD	3.33%	
	VA	3.12%	

Collateral Summary of Group 3 Mortgage Loans

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Occupancy of Mortgaged Properties of the Group 3 Mortgage Loans (1)

Occupancy	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Primary Residence	184	$109,325,716.39	90.67%
Second Home	18	11,254,882.77	9.33
Total:	**202**	**$120,580,599.16**	**100.00%**

(1) Based solely on representations of the mortgagor at the time of origination of the related Mortgage Loan.

Property Types of the Group 3 Mortgage Loans

Property Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Single Family Residence	133	$81,903,178.05	67.92%
PUD-Detached	42	24,437,112.89	20.27
Condominium	25	13,230,308.22	10.97
2-Family	1	680,000.00	0.56
PUD-Attached	1	330,000.00	0.27
Total:	**202**	**$120,580,599.16**	**100.00%**

Mortgage Loan Purpose of the Group 3 Mortgage Loans

Purpose	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Refinance-Rate/Term	103	$64,371,405.69	53.38%
Purchase	58	34,734,902.91	28.81
Refinance-Cashout	41	21,474,290.56	17.81
Total:	**202**	**$120,580,599.16**	**100.00%**

Geographical Distribution of the Mortgage Properties of the Group 3 Mortgage Loans (1)

Geographic Area	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
California	139	$83,515,161.71	69.26%
Florida	20	11,006,817.36	9.13
Georgia	7	4,769,700.00	3.96
Maryland	7	4,014,960.00	3.33
Virginia	7	3,764,600.00	3.12
Arizona	4	2,135,300.00	1.77
Colorado	3	1,914,304.89	1.59
Connecticut	2	1,456,000.00	1.21
Minnesota	2	1,335,000.00	1.11
Massachusetts	2	1,047,000.00	0.87
District of Columbia	1	1,000,000.00	0.83
Oklahoma	1	870,000.00	0.72
Tennessee	2	844,000.00	0.70
Nevada	1	785,555.20	0.65
Rhode Island	1	677,000.00	0.56
Texas	1	576,400.00	0.48
Iowa	1	452,000.00	0.37
New Mexico	1	416,800.00	0.35
Total:	**202**	**$120,580,599.16**	**100.00%**

(1) As of the Cut-Off Date, no more than approximately 3.12% of the Group 3 Mortgage Loans are expected to be secured by mortgaged properties located in any one five-digit postal zip code.

Current Mortgage Loan Principal Balances of the Group 3 Mortgage Loans (1)

Current Mortgage Loan Principal Balances ($)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
275,000.01 - 325,000.00	1	$324,000.00	0.27%
325,000.01 - 375,000.00	22	7,678,205.01	6.37
375,000.01 - 425,000.00	25	10,051,836.76	8.34
425,000.01 - 475,000.00	22	9,992,844.41	8.29
475,000.01 - 525,000.00	22	10,878,129.64	9.02
525,000.01 - 575,000.00	10	5,558,460.18	4.61
575,000.01 - 625,000.00	21	12,618,014.82	10.46
625,000.01 - 675,000.00	13	8,494,304.89	7.04
675,000.01 - 725,000.00	14	9,716,739.73	8.06
725,000.01 - 775,000.00	14	10,478,268.47	8.69
775,000.01 - 825,000.00	9	7,179,255.20	5.95
825,000.01 - 875,000.00	4	3,422,000.00	2.84
875,000.01 - 925,000.00	7	6,262,050.00	5.19
925,000.01 - 975,000.00	1	953,000.00	0.79
975,000.01 - 1,000,000.00	17	16,973,490.05	14.08
Total:	**202**	**$120,580,599.16**	**100.00%**

(1) As of the Cut-Off Date, the average outstanding principal balance of the Group 3 Mortgage Loans is expected to be approximately $596,934.

Original Loan-To-Value Ratios of the Group 3 Mortgage Loans (1)

Original Loan-To-Value Ratios (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
5.01 - 10.00	1	$500,000.00	0.41%
10.01 - 15.00	2	1,200,000.00	1.00
15.01 - 20.00	5	3,715,000.00	3.08
20.01 - 25.00	6	3,030,600.00	2.51
25.01 - 30.00	13	8,647,974.77	7.17
30.01 - 35.00	5	3,171,832.78	2.63
35.01 - 40.00	9	6,185,355.20	5.13
40.01 - 45.00	6	3,970,000.00	3.29
45.01 - 50.00	10	6,217,022.82	5.16
50.01 - 55.00	10	5,257,510.96	4.36
55.01 - 60.00	14	8,691,074.92	7.21
60.01 - 65.00	16	10,094,082.87	8.37
65.01 - 70.00	30	16,910,000.00	14.02
70.01 - 75.00	29	20,913,898.65	17.34
75.01 - 80.00	44	21,317,246.19	17.68
85.01 - 90.00	1	398,000.00	0.33
90.01 - 95.00	1	361,000.00	0.30
Total:	**202**	**$120,580,599.16**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Loan-To-Value Ratio at origination of the Group 3 Mortgage Loans is expected to be approximately 58.64%.

Current Mortgage Interest Rates of the Group 3 Mortgage Loans (1)

Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
4.501 - 4.750	1	$483,000.00	0.40%
4.751 - 5.000	8	4,588,700.00	3.81
5.001 - 5.250	39	23,135,411.92	19.19
5.251 - 5.500	65	38,767,199.06	32.15
5.501 - 5.750	46	28,507,994.41	23.64
5.751 - 6.000	36	20,949,866.37	17.37
6.001 - 6.250	6	3,737,227.40	3.10
6.501 - 6.750	1	411,200.00	0.34
Total:	**202**	**$120,580,599.16**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Current Mortgage Interest Rate of the Group 3 Mortgage Loans is expected to be approximately 5.539%.

Gross Margins of the Group 3 Mortgage Loans

Gross Margins (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
2.250	202	$120,580,599.16	100.00%
Total:	**202**	**$120,580,599.16**	**100.00%**

Rate Ceilings of the Group 3 Mortgage Loans (1)

Maximum Lifetime Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
9.501 - 9.750	1	$483,000.00	0.40%
9.751 - 10.000	8	4,588,700.00	3.81
10.001 - 10.250	39	23,135,411.92	19.19
10.251 - 10.500	65	38,767,199.06	32.15
10.501 - 10.750	46	28,507,994.41	23.64
10.751 - 11.000	36	20,949,866.37	17.37
11.001 - 11.250	6	3,737,227.40	3.10
11.501 - 11.750	1	411,200.00	0.34
Total:	**202**	**$120,580,599.16**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Rate Ceiling of the Group 3 Mortgage Loans is expected to be approximately 10.539%.

First Adjustment Date of the Group 3 Mortgage Loans (1)

First Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
July 1, 2007	14	$8,211,635.73	6.81%
August 1, 2007	56	34,461,644.78	28.58
September 1, 2007	56	34,265,059.95	28.42
October 1, 2007	31	17,702,458.70	14.68
November 1, 2007	15	9,351,500.00	7.76
December 1, 2007	20	10,839,200.00	8.99
January 1, 2008	10	5,749,100.00	4.77
Total:	**202**	**$120,580,599.16**	**100.00%**

(1) As of the Cut-Off Date, the weighted average months to first Adjustment Date for the Group 3 Mortgage Loans is expected to be approximately 56 months.

Remaining Terms of the Group 3 Mortgage Loans (1)

Remaining Term (Months)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
341 - 360	202	$120,580,599.16	100.00%
Total:	**202**	**$120,580,599.16**	**100.00%**

(1) As of the Cut-Off Date, the weighted average remaining term to stated maturity of the Group 3 Mortgage Loans is expected to be approximately 356 months.

Credit Scoring of Mortgagors of the Group 3 Mortgage Loans (1)

Credit Scores	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
801 - 850	5	$2,918,690.04	2.42%
751 - 800	80	48,020,204.43	39.82
701 - 750	72	42,733,444.55	35.44
651 - 700	38	22,506,260.14	18.66
601 - 650	7	4,402,000.00	3.65
Total:	**202**	**$120,580,599.16**	**100.00%**

(1) The scores shown are Bureau Credit Scores from Experiean (FICO), Equifax (Beacon) and TransUnion (Empirica).

Collateral Summary of Group 4 Mortgage Loans

Description of The Group 4 Mortgage Loans

The Group 4 Mortgage Loans consist of 7/1 One-Year LIBOR Hybrid ARM secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 7 years after origination and thereafter the Mortgage Loans have a variable interest rate. The mortgage loan interest rate adjusts at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin"). The One-Year LIBOR index will be equal to the rate quoted as of either (i) the first business day of the month preceding the adjustment date or (ii) forty-five days prior to the adjustment date. The One-Year LIBOR Index is the average of the interbank offered rates for one-year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The mortgage interest rates generally have Periodic Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5% over the initial mortgage interest rate. None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin.

The approximate collateral statistics for the Group 4 Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

		Collateral Summary	Range (if applicable)
Total Outstanding Loan Balance		$64,775,694	
Total Number of Loans		135	
Average Loan Principal Balance		$479,820	$323,500 to $1,000,000
WA Gross Coupon		5.707%	4.375% to 6.625%
WA FICO		743	628 to 812
WA Original Term (mos.)		358	180 to 360
WA Remaining Term (mos.)		358	180 to 360
WA OLTV		62.42%	22.82% to 95.00%
WA Months to First Adjustment Date		83	80 to 84
Gross Margin		2.250%	
WA Rate Ceiling		10.707%	9.375% to 11.625%
Geographic Concentration of Mortgaged Properties (Top 5 States) based on the Aggregate Stated Principal Balance	CA	60.46%	
	GA	5.84%	
	MD	4.35%	
	VA	3.95%	
	FL	3.85%	

Collateral Summary of Group 4 Mortgage Loans

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Occupancy of Mortgaged Properties of the Group 4 Mortgage Loans (1)

Occupancy	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Primary Residence	129	$61,875,266.95	95.52%
Second Home	4	2,100,797.47	3.24
Investor Property	2	799,629.52	1.23
Total:	**135**	**$64,775,693.94**	**100.00%**

(1) Based solely on representations of the mortgagor at the time of origination of the related Mortgage Loan.

Property Types of the Group 4 Mortgage Loans

Property Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Single Family Residence	104	$50,189,669.60	77.48%
PUD-Detached	25	11,640,837.04	17.97
2-Family	2	1,385,783.82	2.14
Condominium	3	1,119,403.48	1.73
PUD-Attached	1	440,000.00	0.68
Total:	**135**	**$64,775,693.94**	**100.00%**

Mortgage Loan Purpose of the Group 4 Mortgage Loans

Purpose	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
Refinance-Rate/Term	77	$36,936,247.58	57.02%
Refinance-Cashout	33	16,160,580.51	24.95
Purchase	25	11,678,865.85	18.03
Total:	**135**	**$64,775,693.94**	**100.00%**

Geographical Distribution of the Mortgage Properties of the Group 4 Mortgage Loans (1)

Geographic Area	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
California	80	$39,164,993.50	60.46%
Georgia	8	3,783,352.28	5.84
Maryland	6	2,820,015.52	4.35
Virginia	6	2,560,173.76	3.95
Florida	5	2,493,603.15	3.85
North Carolina	4	2,242,024.58	3.46
District of Columbia	4	1,744,938.25	2.69
Nevada	3	1,573,418.37	2.43
Missouri	3	1,430,161.52	2.21
Oregon	2	1,198,218.27	1.85
Texas	3	986,134.95	1.52
New Jersey	2	865,786.00	1.34
Massachusetts	2	852,253.60	1.32
Kansas	1	499,426.48	0.77
Utah	1	475,000.00	0.73
Arizona	1	471,000.00	0.73
New York	1	455,046.00	0.70
Pennsylvania	1	418,310.30	0.65
Oklahoma	1	374,867.41	0.58
South Carolina	1	366,970.00	0.57
Total:	**135**	**$64,775,693.94**	**100.00%**

(1) As of the Cut-Off Date, no more than approximately 2.37% of the Group 4 Mortgage Loans are expected to be secured by mortgaged properties located in any one five-digit postal zip code.

Current Mortgage Loan Principal Balances of the Group 4 Mortgage Loans (1)

Current Mortgage Loan Principal Balances ($)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
275,000.01 - 325,000.00	3	$972,504.00	1.50%
325,000.01 - 375,000.00	26	9,081,049.56	14.02
375,000.01 - 425,000.00	29	11,559,414.73	17.85
425,000.01 - 475,000.00	17	7,662,135.37	11.83
475,000.01 - 525,000.00	18	9,017,519.84	13.92
525,000.01 - 575,000.00	17	9,372,317.20	14.47
575,000.01 - 625,000.00	7	4,148,996.29	6.41
625,000.01 - 675,000.00	7	4,529,624.80	6.99
675,000.01 - 725,000.00	8	5,537,156.66	8.55
925,000.01 - 975,000.00	2	1,894,975.49	2.93
975,000.01 - 1,000,000.00	1	1,000,000.00	1.54
Total:	**135**	**$64,775,693.94**	**100.00%**

(1) As of the Cut-Off Date, the average outstanding principal balance of the Group 4 Mortgage Loans is expected to be approximately $479,820.

Original Loan-To-Value Ratios of the Group 4 Mortgage Loans (1)

Original Loan-To-Value Ratios (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
20.01 - 25.00	3	$1,199,273.24	1.85%
25.01 - 30.00	3	1,271,495.75	1.96
30.01 - 35.00	1	700,000.00	1.08
35.01 - 40.00	3	1,673,173.64	2.58
40.01 - 45.00	9	4,984,857.10	7.70
45.01 - 50.00	6	3,467,190.83	5.35
50.01 - 55.00	12	4,831,324.16	7.46
55.01 - 60.00	13	6,498,869.12	10.03
60.01 - 65.00	14	6,771,001.88	10.45
65.01 - 70.00	26	13,516,650.35	20.87
70.01 - 75.00	13	5,594,021.66	8.64
75.01 - 80.00	30	13,400,251.08	20.69
80.01 - 85.00	1	492,717.72	0.76
90.01 - 95.00	1	374,867.41	0.58
Total:	**135**	**$64,775,693.94**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Loan-To-Value Ratio at origination of the Group 4 Mortgage Loans is expected to be approximately 62.42%.

Current Mortgage Interest Rates of the Group 4 Mortgage Loans (1)

Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
4.251 - 4.500	2	$1,025,812.63	1.58%
4.501 - 4.750	1	342,688.30	0.53
4.751 - 5.000	6	2,698,266.36	4.17
5.001 - 5.250	6	2,992,562.66	4.62
5.251 - 5.500	18	8,681,713.19	13.40
5.501 - 5.750	45	21,349,013.45	32.96
5.751 - 6.000	49	24,089,047.45	37.19
6.001 - 6.250	5	2,249,960.38	3.47
6.251 - 6.500	2	829,629.52	1.28
6.501 - 6.750	1	517,000.00	0.80
Total:	**135**	**$64,775,693.94**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Current Mortgage Interest Rate of the Group 4 Mortgage Loans is expected to be approximately 5.707%.

Gross Margins of the Group 4 Mortgage Loans

Gross Margins (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
2.250%	135	$64,775,693.94	100.00%
Total:	**135**	**$64,775,693.94**	**100.00%**

Rate Ceilings of the Group 4 Mortgage Loans (1)

Maximum Lifetime Mortgage Interest Rates (%)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
9.251 - 9.500	2	$1,025,812.63	1.58%
9.501 - 9.750	1	342,688.30	0.53
9.751 - 10.000	6	2,698,266.36	4.17
10.001 - 10.250	6	2,992,562.66	4.62
10.251 - 10.500	18	8,681,713.19	13.40
10.501 - 10.750	45	21,349,013.45	32.96
10.751 - 11.000	49	24,089,047.45	37.19
11.001 - 11.250	5	2,249,960.38	3.47
11.251 - 11.500	2	829,629.52	1.28
11.501 - 11.750	1	517,000.00	0.80
Total:	**135**	**$64,775,693.94**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Rate Ceiling of the Group 4 Mortgage Loans is expected to be approximately 10.707%.

Next Adjustment Date of the Group 4 Mortgage Loans (1)

Next Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
September 1, 2009	1	492,717.72	0.76%
November 1, 2009	3	1,334,589.60	2.06
December 1, 2009	79	$37,781,827.62	58.33
January 1, 2010	52	25,166,559.00	38.85
Total:	**135**	**$64,775,693.94**	**100.00%**

(1) As of the Cut-Off Date, the weighted average months to the Adjustment Date for the Group 4 Mortgage Loans is expected to be approximately 83 months.

Remaining Terms of the Group 4 Mortgage Loans (1)

Remaining Term (Months)	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
161 - 180	1	$478,300.00	0.74%
281 - 300	1	471,000.00	0.73
341 - 360	133	63,826,393.94	98.53
Total:	**135**	**$64,775,693.94**	**100.00%**

(1) As of the Cut-Off Date, the weighted average remaining term to stated maturity of the Group 3 Mortgage Loans is expected to be approximately 358 months.

Credit Scoring of Mortgagors of the Group 4 Mortgage Loans (1)

Credit Scores	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cut-Off Date	% of Cut-Off Date Pool Principal Balance
801 - 850	6	$2,839,166.71	4.38%
751 - 800	65	31,004,356.33	47.86
701 - 750	37	18,441,020.81	28.47
651 - 700	22	10,287,179.76	15.88
601 - 650	5	2,203,970.33	3.40
Total:	**135**	**$64,775,693.94**	**100.00%**

(1) The scores shown are Bureau Credit Scores from Experiean (FICO), Equifax (Beacon) and TransUnion (Empirica).

B03AMKT - Price/Yield - 3A2

Balance	$117,264,000.00	Delay	24	WAC(3)	5.53885266
Initial Coupon	4.36	Dated	1/1/2003	NET(3)	5.285853
Settle	1/28/2003	First Payment	2/25/2003	WAM(3)	356

Price	**5 CPR To Roll**	**10 CPR To Roll**	**15 CPR To Roll**	**20 CPR To Roll**	**25 CPR To Roll**	**30 CPR To Roll**	**40 CPR To Roll**	**50 CPR To Roll**	**60 CPR To Roll**	**70 CPR To Roll**
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-12.00	4.220	4.198	4.173	4.145	4.113	4.077	3.992	3.883	3.742	3.558
100-14.00	4.203	4.179	4.152	4.121	4.086	4.047	3.954	3.835	3.680	3.479
100-16.00	4.186	4.160	4.130	4.097	4.060	4.017	3.916	3.787	3.619	3.401
100-18.00	4.170	4.141	4.109	4.073	4.033	3.987	3.878	3.739	3.558	3.323
100-20.00	4.153	4.122	4.088	4.050	4.006	3.957	3.840	3.691	3.497	3.245
100-22.00	4.136	4.104	4.067	4.026	3.980	3.927	3.802	3.643	3.436	3.167
100-24.00	4.119	4.085	4.046	4.002	3.953	3.897	3.764	3.595	3.375	3.090
100-26.00	4.103	4.066	4.025	3.979	3.927	3.868	3.726	3.547	3.315	3.012
100-28.00	4.086	4.047	4.004	3.955	3.900	3.838	3.689	3.499	3.254	2.935
100-30.00	4.069	4.029	3.983	3.931	3.873	3.808	3.651	3.452	3.193	2.857
101-00.00	**4.052**	**4.010**	**3.962**	**3.908**	**3.847**	**3.778**	**3.613**	**3.404**	**3.133**	**2.780**
101-02.00	4.036	3.991	3.941	3.884	3.820	3.748	3.576	3.357	3.073	2.703
101-04.00	4.019	3.973	3.920	3.861	3.794	3.719	3.538	3.309	3.012	2.626
101-06.00	4.002	3.954	3.899	3.837	3.768	3.689	3.501	3.262	2.952	2.549
101-08.00	3.986	3.935	3.878	3.814	3.741	3.659	3.463	3.214	2.892	2.472
101-10.00	3.969	3.917	3.857	3.790	3.715	3.630	3.426	3.167	2.832	2.395
101-12.00	3.953	3.898	3.836	3.767	3.689	3.600	3.389	3.120	2.772	2.319
101-14.00	3.936	3.879	3.815	3.743	3.662	3.571	3.351	3.073	2.712	2.242
101-16.00	3.919	3.861	3.794	3.720	3.636	3.541	3.314	3.026	2.652	2.166
101-18.00	3.903	3.842	3.773	3.696	3.610	3.512	3.277	2.979	2.593	2.090
101-20.00	3.886	3.824	3.752	3.673	3.583	3.482	3.240	2.932	2.533	2.014
Spread @ Center Price	71 / E	77 / E	83 / E	89 / E	95 / E	100 / E	108 / E	111 / E	108 / E	94 / E
WAL	4.136	3.667	3.246	2.875	2.545	2.251	1.759	1.374	1.068	0.827
Mod Durn	3.697	3.296	2.935	2.615	2.329	2.073	1.641	1.297	1.021	0.799
Principal Window	Feb03 - Sep07	Feb03 - Sep07	Feb03 - Sep07	Feb03 - Sep07	Feb03 - Sep07	Feb03 - Sep07	Feb03 - Sep07	Feb03 - Sep07	Feb03 - Sep07	Feb03 - Sep07
LIBOR_1YR	1.51	1.51	1.51	1.51	1.51	1.51	1.51	1.51	1.51	1.51

B03AF - Price/Yield - 2A9

Balance	$2,062,500.00	Delay	24
Initial Coupon	4.572	Dated	1/1/2003
Settle	1/28/2003	First Payment	2/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	35 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-31.50	4.538	4.516	4.504	4.490	4.473	4.455	4.435	4.387	4.324
100-00.50	4.529	4.506	4.492	4.476	4.458	4.438	4.416	4.362	4.293
100-01.50	4.521	4.495	4.480	4.462	4.443	4.421	4.396	4.337	4.262
100-02.50	4.512	4.484	4.468	4.449	4.428	4.404	4.377	4.313	4.230
100-03.50	4.504	4.473	4.455	4.435	4.412	4.386	4.357	4.288	4.199
100-04.50	4.495	4.463	4.443	4.422	4.397	4.369	4.338	4.263	4.168
100-05.50	4.487	4.452	4.431	4.408	4.382	4.352	4.319	4.239	4.137
100-06.50	4.479	4.441	4.419	4.394	4.366	4.335	4.299	4.214	4.105
100-07.50	4.470	4.431	4.407	4.381	4.351	4.318	4.280	4.190	4.074
100-08.50	4.462	4.420	4.395	4.367	4.336	4.300	4.261	4.165	4.043
100-09.50	**4.453**	**4.409**	**4.383**	**4.354**	**4.321**	**4.283**	**4.241**	**4.140**	**4.012**
100-10.50	4.445	4.399	4.371	4.340	4.305	4.266	4.222	4.116	3.981
100-11.50	4.437	4.388	4.359	4.327	4.290	4.249	4.203	4.091	3.950
100-12.50	4.428	4.377	4.347	4.313	4.275	4.232	4.183	4.067	3.919
100-13.50	4.420	4.367	4.335	4.300	4.260	4.215	4.164	4.042	3.887
100-14.50	4.411	4.356	4.323	4.286	4.244	4.198	4.145	4.018	3.856
100-15.50	4.403	4.345	4.311	4.273	4.229	4.180	4.125	3.994	3.825
100-16.50	4.395	4.335	4.299	4.259	4.214	4.163	4.106	3.969	3.794
100-17.50	4.386	4.324	4.287	4.246	4.199	4.146	4.087	3.945	3.763
100-18.50	4.378	4.314	4.275	4.232	4.184	4.129	4.068	3.920	3.732
100-19.50	4.369	4.303	4.263	4.219	4.169	4.112	4.048	3.896	3.702
WAL	4.179	3.253	2.872	2.535	2.236	1.973	1.741	1.356	1.056
Mod Durn	3.696	2.910	2.584	2.295	2.037	1.809	1.606	1.266	0.997
Principal Window	Feb03 - Dec07	Feb03 - Dec07	Feb03 - Dec07	Feb03 - Dec07	Feb03 - Dec07	Feb03 - Dec07	Feb03 - Dec07	Feb03 - Dec07	Feb03 - Dec07
LIBOR_1YR	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825

B03AF - Price/Yield - 2A8

Balance	$75,000,000.00	Delay	24
Initial Coupon	4.572	Dated	1/1/2003
Settle	1/28/2003	First Payment	2/25/2003

Price	**5 CPR To Roll**	**15 CPR To Roll**	**22 CPR To Roll**	**25 CPR To Roll**	**30 CPR To Roll**	**35 CPR To Roll**	**40 CPR To Roll**	**50 CPR To Roll**	**60 CPR To Roll**	**70 CPR To Roll**
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.73240	4.337	4.261	4.197	4.166	4.109	4.045	3.973	3.800	3.580	3.294
100.76365	4.328	4.251	4.184	4.153	4.094	4.028	3.954	3.776	3.549	3.254
100.79490	4.320	4.240	4.172	4.139	4.079	4.011	3.935	3.752	3.518	3.215
100.82615	4.312	4.229	4.159	4.126	4.064	3.994	3.915	3.727	3.488	3.176
100.85740	4.303	4.219	4.147	4.112	4.049	3.977	3.896	3.703	3.457	3.137
100.88865	4.295	4.208	4.135	4.099	4.033	3.960	3.877	3.679	3.426	3.097
100.91990	4.287	4.198	4.122	4.086	4.018	3.943	3.858	3.655	3.395	3.058
100.95115	4.278	4.187	4.110	4.072	4.003	3.926	3.839	3.631	3.365	3.019
100.98240	4.270	4.176	4.097	4.059	3.988	3.909	3.820	3.606	3.334	2.980
101.01365	4.262	4.166	4.085	4.045	3.973	3.892	3.801	3.582	3.304	2.941
101.04490	**4.253**	**4.155**	**4.072**	**4.032**	**3.958**	**3.875**	**3.782**	**3.558**	**3.273**	**2.902**
101.07615	4.245	4.145	4.060	4.019	3.943	3.858	3.763	3.534	3.242	2.863
101.10740	4.237	4.134	4.047	4.005	3.928	3.841	3.744	3.510	3.212	2.824
101.13865	4.228	4.124	4.035	3.992	3.913	3.824	3.725	3.486	3.181	2.785
101.16990	4.220	4.113	4.022	3.979	3.898	3.808	3.706	3.462	3.151	2.746
101.20115	4.212	4.103	4.010	3.965	3.883	3.791	3.687	3.438	3.120	2.707
101.23240	4.203	4.092	3.998	3.952	3.868	3.774	3.668	3.414	3.090	2.668
101.26365	4.195	4.082	3.985	3.939	3.853	3.757	3.649	3.390	3.059	2.630
101.29490	4.187	4.071	3.973	3.925	3.838	3.740	3.630	3.366	3.029	2.591
101.32615	4.178	4.061	3.960	3.912	3.823	3.723	3.611	3.342	2.998	2.552
101.35740	4.170	4.050	3.948	3.899	3.808	3.706	3.592	3.318	2.968	2.513
WAL	4.179	3.253	2.732	2.535	2.236	1.973	1.741	1.356	1.056	0.819
Mod Durn	3.704	2.921	2.477	2.307	2.049	1.821	1.618	1.278	1.007	0.790
Principal Window	Feb03 - Dec07	Feb03 - Dec07	Feb03 - Dec07	Feb03 - Dec07	Feb03 - Dec07	Feb03 - Dec07	Feb03 - Dec07	Feb03 - Dec07	Feb03 - Dec07	Feb03 - Dec07
LIBOR_1YR	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825

B03AMKT - Price/Yield - 2A7

Balance	$46,310,000.00	Delay	24
Initial Coupon	4.175	Dated	1/1/2003
Settle	1/28/2003	First Payment	2/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	35 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-22.00	4.219	4.219	4.219	4.219	4.220	4.220	4.221	4.223	4.226
99-23.00	4.212	4.212	4.212	4.212	4.212	4.212	4.212	4.212	4.213
99-24.00	4.205	4.205	4.205	4.205	4.205	4.204	4.204	4.202	4.200
99-25.00	4.198	4.198	4.198	4.198	4.197	4.197	4.195	4.192	4.186
99-26.00	4.191	4.191	4.191	4.191	4.190	4.189	4.187	4.181	4.173
99-27.00	4.183	4.183	4.183	4.183	4.183	4.181	4.178	4.171	4.160
99-28.00	4.176	4.176	4.176	4.176	4.175	4.173	4.170	4.160	4.147
99-29.00	4.169	4.169	4.169	4.169	4.168	4.165	4.161	4.150	4.134
99-30.00	4.162	4.162	4.162	4.162	4.161	4.157	4.153	4.139	4.121
99-31.00	4.155	4.155	4.155	4.155	4.153	4.149	4.144	4.129	4.108
100-00.00	**4.148**	**4.148**	**4.148**	**4.148**	**4.146**	**4.142**	**4.136**	**4.119**	**4.095**
100-01.00	4.141	4.141	4.141	4.141	4.139	4.134	4.127	4.108	4.082
100-02.00	4.133	4.133	4.133	4.133	4.131	4.126	4.119	4.098	4.069
100-03.00	4.126	4.126	4.126	4.126	4.124	4.118	4.110	4.087	4.056
100-04.00	4.119	4.119	4.119	4.119	4.117	4.110	4.102	4.077	4.043
100-05.00	4.112	4.112	4.112	4.112	4.109	4.103	4.093	4.067	4.029
100-06.00	4.105	4.105	4.105	4.105	4.102	4.095	4.085	4.056	4.016
100-07.00	4.098	4.098	4.098	4.098	4.095	4.087	4.076	4.046	4.003
100-08.00	4.091	4.091	4.091	4.091	4.087	4.079	4.068	4.036	3.990
100-09.00	4.083	4.083	4.083	4.083	4.080	4.071	4.059	4.025	3.977
100-10.00	4.076	4.076	4.076	4.076	4.073	4.064	4.051	4.015	3.964
WAL	4.908	4.908	4.908	4.908	4.764	4.450	4.066	3.281	2.575
Mod Durn	4.356	4.356	4.356	4.356	4.238	3.980	3.660	2.994	2.382
Principal Window	Dec07 - Dec07	Dec07 - Dec07	Dec07 - Dec07	Dec07 - Dec07	Jan07 - Dec07	May06 - Dec07	Nov05 - Dec07	Feb05 - Dec07	Aug04 - Dec07
LIBOR_1YR	1.51	1.51	1.51	1.51	1.51	1.51	1.51	1.51	1.51

BOAMS 03-A 2A7
25 CPR

Period	Date	Principal	Interest	Cash Flow	Balance
Total		43,041,500.00	8,913,464.23	51,954,964.23	
0	28-Jan-03	0	0	0	43,041,500.00
1	25-Feb-03	0	151,075.67	151,075.67	43,041,500.00
2	25-Mar-03	0	151,075.67	151,075.67	43,041,500.00
3	25-Apr-03	0	151,075.67	151,075.67	43,041,500.00
4	25-May-03	0	151,075.67	151,075.67	43,041,500.00
5	25-Jun-03	0	151,075.67	151,075.67	43,041,500.00
6	25-Jul-03	0	151,075.67	151,075.67	43,041,500.00
7	25-Aug-03	0	151,075.66	151,075.66	43,041,500.00
8	25-Sep-03	0	151,075.66	151,075.66	43,041,500.00
9	25-Oct-03	0	151,075.67	151,075.67	43,041,500.00
10	25-Nov-03	0	151,075.67	151,075.67	43,041,500.00
11	25-Dec-03	0	151,075.67	151,075.67	43,041,500.00
12	25-Jan-04	0	151,075.67	151,075.67	43,041,500.00
13	25-Feb-04	0	151,075.67	151,075.67	43,041,500.00
14	25-Mar-04	0	151,075.67	151,075.67	43,041,500.00
15	25-Apr-04	0	151,075.67	151,075.67	43,041,500.00
16	25-May-04	0	151,075.67	151,075.67	43,041,500.00
17	25-Jun-04	0	151,075.67	151,075.67	43,041,500.00
18	25-Jul-04	0	151,075.67	151,075.67	43,041,500.00
19	25-Aug-04	0	151,075.67	151,075.67	43,041,500.00
20	25-Sep-04	0	151,075.67	151,075.67	43,041,500.00
21	25-Oct-04	0	151,075.67	151,075.67	43,041,500.00
22	25-Nov-04	0	151,075.67	151,075.67	43,041,500.00
23	25-Dec-04	0	151,075.67	151,075.67	43,041,500.00
24	25-Jan-05	0	151,075.67	151,075.67	43,041,500.00
25	25-Feb-05	0	151,075.67	151,075.67	43,041,500.00
26	25-Mar-05	0	151,075.67	151,075.67	43,041,500.00
27	25-Apr-05	0	151,075.67	151,075.67	43,041,500.00
28	25-May-05	0	151,075.67	151,075.67	43,041,500.00
29	25-Jun-05	0	151,075.67	151,075.67	43,041,500.00
30	25-Jul-05	0	151,075.67	151,075.67	43,041,500.00
31	25-Aug-05	0	151,075.67	151,075.67	43,041,500.00
32	25-Sep-05	0	151,075.67	151,075.67	43,041,500.00
33	25-Oct-05	0	151,075.66	151,075.66	43,041,500.00
34	25-Nov-05	0	151,075.66	151,075.66	43,041,500.00
35	25-Dec-05	0	151,075.66	151,075.66	43,041,500.00
36	25-Jan-06	0	151,075.67	151,075.67	43,041,500.00
37	25-Feb-06	0	151,075.67	151,075.67	43,041,500.00
38	25-Mar-06	0	151,075.67	151,075.67	43,041,500.00
39	25-Apr-06	0	151,075.66	151,075.66	43,041,500.00
40	25-May-06	0	151,075.67	151,075.67	43,041,500.00
41	25-Jun-06	0	151,075.67	151,075.67	43,041,500.00
42	25-Jul-06	0	151,075.67	151,075.67	43,041,500.00
43	25-Aug-06	0	151,075.67	151,075.67	43,041,500.00
44	25-Sep-06	0	151,075.67	151,075.67	43,041,500.00
45	25-Oct-06	0	151,075.67	151,075.67	43,041,500.00
46	25-Nov-06	0	151,075.67	151,075.67	43,041,500.00
47	25-Dec-06	0	151,075.67	151,075.67	43,041,500.00
48	25-Jan-07	0	151,075.66	151,075.66	43,041,500.00
49	25-Feb-07	0	151,075.67	151,075.67	43,041,500.00
50	25-Mar-07	0	151,075.67	151,075.67	43,041,500.00
51	25-Apr-07	0	151,075.67	151,075.67	43,041,500.00
52	25-May-07	0	151,075.67	151,075.67	43,041,500.00
53	25-Jun-07	0	151,075.67	151,075.67	43,041,500.00
54	25-Jul-07	0	151,075.67	151,075.67	43,041,500.00
55	25-Aug-07	0	151,075.67	151,075.67	43,041,500.00
56	25-Sep-07	0	151,075.67	151,075.67	43,041,500.00
57	25-Oct-07	0	151,075.67	151,075.67	43,041,500.00
58	25-Nov-07	0	151,075.67	151,075.67	43,041,500.00
59	25-Dec-07	43,041,500.00	151,075.67	43,192,575.66	0

B03AMKT - Price/Yield - 2A6

Balance	$30,386,000.00	Delay	24
Initial Coupon	4.301	Dated	1/1/2003
Settle	1/28/2003	First Payment	2/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	35 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-22.00	4.346	4.346	4.346	4.347	4.348	4.350	4.352	4.356	4.360
99-23.00	4.338	4.338	4.338	4.338	4.338	4.338	4.337	4.336	4.335
99-24.00	4.331	4.331	4.331	4.330	4.327	4.325	4.323	4.317	4.310
99-25.00	4.324	4.324	4.324	4.321	4.317	4.313	4.308	4.298	4.285
99-26.00	4.317	4.317	4.316	4.312	4.306	4.300	4.294	4.279	4.260
99-27.00	4.310	4.310	4.309	4.303	4.296	4.288	4.279	4.259	4.235
99-28.00	4.302	4.302	4.301	4.295	4.285	4.275	4.264	4.240	4.210
99-29.00	4.295	4.295	4.294	4.286	4.275	4.263	4.250	4.221	4.186
99-30.00	4.288	4.288	4.286	4.278	4.264	4.250	4.235	4.202	4.161
99-31.00	4.281	4.281	4.279	4.269	4.254	4.238	4.221	4.183	4.136
100-00.00	**4.274**	**4.274**	**4.272**	**4.260**	**4.243**	**4.226**	**4.206**	**4.163**	**4.111**
100-01.00	4.267	4.267	4.264	4.252	4.233	4.213	4.192	4.144	4.086
100-02.00	4.259	4.259	4.257	4.243	4.222	4.201	4.177	4.125	4.061
100-03.00	4.252	4.252	4.249	4.234	4.212	4.188	4.163	4.106	4.036
100-04.00	4.245	4.245	4.242	4.226	4.202	4.176	4.149	4.087	4.011
100-05.00	4.238	4.238	4.234	4.217	4.191	4.163	4.134	4.068	3.987
100-06.00	4.231	4.231	4.227	4.208	4.181	4.151	4.120	4.049	3.962
100-07.00	4.224	4.224	4.220	4.200	4.170	4.139	4.105	4.030	3.937
100-08.00	4.216	4.216	4.212	4.191	4.160	4.126	4.091	4.010	3.912
100-09.00	4.209	4.209	4.205	4.182	4.149	4.114	4.076	3.991	3.887
100-10.00	4.202	4.202	4.197	4.174	4.139	4.102	4.062	3.972	3.862
WAL	4.908	4.908	4.732	4.000	3.251	2.710	2.302	1.719	1.312
Mod Durn	4.340	4.340	4.198	3.601	2.973	2.508	2.149	1.625	1.251
Principal Window	Dec07 - Dec07	Dec07 - Dec07	Mar07 - Dec07	Apr06 - Dec07	Sep05 - Jan07	Apr05 - May06	Dec04 - Nov05	Jun04 - Feb05	Feb04 - Aug04
LIBOR_1YR	1.51	1.51	1.51	1.51	1.51	1.51	1.51	1.51	1.51

B03AMKT - Price/Yield - 2A5

Balance	$35,202,000.00	Delay	24
Initial Coupon	3.786	Dated	1/1/2003
Settle	1/28/2003	First Payment	2/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	35 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-22.00	3.830	3.831	3.836	3.841	3.846	3.852	3.858	3.871	3.888
99-23.00	3.823	3.823	3.825	3.828	3.830	3.833	3.836	3.842	3.850
99-24.00	3.815	3.815	3.815	3.815	3.815	3.815	3.814	3.814	3.813
99-25.00	3.808	3.807	3.805	3.802	3.799	3.796	3.793	3.785	3.776
99-26.00	3.801	3.799	3.795	3.789	3.784	3.777	3.771	3.756	3.739
99-27.00	3.794	3.791	3.784	3.776	3.768	3.759	3.749	3.728	3.701
99-28.00	3.787	3.783	3.774	3.764	3.752	3.740	3.728	3.699	3.664
99-29.00	3.780	3.776	3.764	3.751	3.737	3.722	3.706	3.670	3.627
99-30.00	3.773	3.768	3.754	3.738	3.721	3.703	3.684	3.642	3.590
99-31.00	3.766	3.760	3.743	3.725	3.706	3.685	3.663	3.613	3.552
100-00.00	**3.759**	**3.752**	**3.733**	**3.712**	**3.690**	**3.667**	**3.641**	**3.584**	**3.515**
100-01.00	3.752	3.744	3.723	3.700	3.675	3.648	3.620	3.556	3.478
100-02.00	3.745	3.736	3.713	3.687	3.659	3.630	3.598	3.527	3.441
100-03.00	3.738	3.728	3.702	3.674	3.644	3.611	3.576	3.498	3.404
100-04.00	3.730	3.720	3.692	3.661	3.628	3.593	3.555	3.470	3.367
100-05.00	3.723	3.712	3.682	3.648	3.613	3.574	3.533	3.441	3.330
100-06.00	3.716	3.704	3.672	3.636	3.597	3.556	3.512	3.413	3.293
100-07.00	3.709	3.696	3.662	3.623	3.581	3.537	3.490	3.384	3.256
100-08.00	3.702	3.688	3.651	3.610	3.566	3.519	3.469	3.356	3.219
100-09.00	3.695	3.680	3.641	3.597	3.550	3.501	3.447	3.327	3.182
100-10.00	3.688	3.672	3.631	3.584	3.535	3.482	3.426	3.299	3.145
WAL	4.908	4.326	3.296	2.600	2.123	1.775	1.510	1.130	0.867
Mod Durn	4.403	3.919	3.043	2.433	2.004	1.687	1.443	1.088	0.839
Principal Window	Dec07 - Dec07	Jun06 - Dec07	Aug05 - Mar07	Feb05 - Apr06	Sep04 - Sep05	Jun04 - Apr05	Mar04 - Dec04	Dec03 - Jun04	Sep03 - Feb04
LIBOR_1YR	1.51	1.51	1.51	1.51	1.51	1.51	1.51	1.51	1.51

B03AF - Price/Yield - 2A4

Balance	$58,377,000.00	Delay	24
Initial Coupon	2.994	Dated	1/1/2003
Settle	1/28/2003	First Payment	2/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	35 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99.68720	3.038	3.060	3.075	3.091	3.108	3.126	3.146	3.188	3.240
99.71845	3.031	3.047	3.058	3.069	3.082	3.095	3.109	3.140	3.177
99.74970	3.024	3.034	3.041	3.048	3.055	3.063	3.072	3.091	3.114
99.78095	3.017	3.021	3.023	3.026	3.029	3.032	3.036	3.043	3.052
99.81220	3.010	3.008	3.006	3.005	3.003	3.001	2.999	2.994	2.989
99.84345	3.003	2.995	2.989	2.983	2.976	2.970	2.962	2.946	2.926
99.87470	2.996	2.982	2.972	2.961	2.950	2.938	2.926	2.898	2.864
99.90595	2.989	2.969	2.955	2.940	2.924	2.907	2.889	2.849	2.801
99.93720	2.982	2.956	2.938	2.918	2.898	2.876	2.853	2.801	2.739
99.96845	2.975	2.943	2.920	2.897	2.871	2.845	2.816	2.753	2.676
99.99970	**2.968**	**2.930**	**2.903**	**2.875**	**2.845**	**2.814**	**2.779**	**2.704**	**2.614**
100.03095	2.961	2.917	2.886	2.853	2.819	2.783	2.743	2.656	2.551
100.06220	2.954	2.904	2.869	2.832	2.793	2.751	2.706	2.608	2.489
100.09345	2.947	2.891	2.852	2.810	2.767	2.720	2.670	2.560	2.426
100.12470	2.940	2.878	2.835	2.789	2.740	2.689	2.634	2.512	2.364
100.15595	2.934	2.865	2.818	2.767	2.714	2.658	2.597	2.464	2.302
100.18720	2.927	2.852	2.801	2.746	2.688	2.627	2.561	2.416	2.240
100.21845	2.920	2.839	2.783	2.724	2.662	2.596	2.524	2.367	2.177
100.24970	2.913	2.826	2.766	2.703	2.636	2.565	2.488	2.319	2.115
100.28095	2.906	2.813	2.749	2.681	2.610	2.534	2.452	2.271	2.053
100.31220	2.899	2.800	2.732	2.660	2.584	2.503	2.415	2.223	1.991
WAL	4.881	2.533	1.899	1.500	1.228	1.030	0.877	0.661	0.509
Mod Durn	4.480	2.404	1.819	1.446	1.189	1.001	0.854	0.646	0.499
Principal Window	Jun07 - Dec07	Oct04 - Jun06	Apr04 - Aug05	Jan04 - Feb05	Nov03 - Sep04	Sep03 - Jun04	Aug03 - Mar04	Jul03 - Dec03	May03 - Sep03
LIBOR_1YR	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825

B03AMKT - Price/Yield - 2A4

Balance	$42,880,000.00	Delay	24
Initial Coupon	2.969	Dated	1/1/2003
Settle	1/28/2003	First Payment	2/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	35 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-22.00	3.013	3.035	3.050	3.067	3.084	3.102	3.122	3.165	3.217
99-23.00	3.006	3.022	3.033	3.045	3.058	3.071	3.085	3.117	3.155
99-24.00	2.999	3.009	3.016	3.023	3.031	3.039	3.048	3.068	3.092
99-25.00	2.992	2.996	2.999	3.002	3.005	3.008	3.012	3.020	3.029
99-26.00	2.985	2.983	2.982	2.980	2.979	2.977	2.975	2.971	2.966
99-27.00	2.978	2.970	2.965	2.959	2.952	2.946	2.939	2.923	2.904
99-28.00	2.971	2.957	2.947	2.937	2.926	2.915	2.902	2.874	2.841
99-29.00	2.964	2.944	2.930	2.915	2.900	2.883	2.865	2.826	2.779
99-30.00	2.957	2.931	2.913	2.894	2.874	2.852	2.829	2.778	2.716
99-31.00	2.950	2.918	2.896	2.872	2.847	2.821	2.792	2.730	2.654
100-00.00	**2.943**	**2.905**	**2.879**	**2.851**	**2.821**	**2.790**	**2.756**	**2.681**	**2.591**
100-01.00	2.936	2.892	2.862	2.829	2.795	2.759	2.719	2.633	2.529
100-02.00	2.929	2.879	2.845	2.808	2.769	2.728	2.683	2.585	2.466
100-03.00	2.922	2.866	2.827	2.786	2.742	2.696	2.646	2.537	2.404
100-04.00	2.916	2.853	2.810	2.765	2.716	2.665	2.610	2.489	2.342
100-05.00	2.909	2.840	2.793	2.743	2.690	2.634	2.574	2.441	2.279
100-06.00	2.902	2.827	2.776	2.722	2.664	2.603	2.537	2.392	2.217
100-07.00	2.895	2.815	2.759	2.700	2.638	2.572	2.501	2.344	2.155
100-08.00	2.888	2.802	2.742	2.679	2.612	2.541	2.464	2.296	2.093
100-09.00	2.881	2.789	2.725	2.657	2.586	2.510	2.428	2.248	2.031
100-10.00	2.874	2.776	2.708	2.636	2.559	2.479	2.392	2.200	1.969
WAL	4.881	2.533	1.899	1.500	1.228	1.030	0.877	0.661	0.509
Mod Durn	4.483	2.405	1.820	1.447	1.189	1.001	0.854	0.647	0.499
Principal Window	Jun07 - Dec07	Oct04 - Jun06	Apr04 - Aug05	Jan04 - Feb05	Nov03 - Sep04	Sep03 - Jun04	Aug03 - Mar04	Jul03 - Dec03	May03 - Sep03
LIBOR_1YR	1.51	1.51	1.51	1.51	1.51	1.51	1.51	1.51	1.51

B03AF - Price/Yield - 2A3

Balance	$75,178,000.00	Delay	0
Initial Coupon	1.716	Dated	1/25/2003
Settle	1/28/2003	First Payment	2/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	35 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99.68700	1.872	2.107	2.231	2.359	2.491	2.632	2.774	3.089	3.429
99.71825	1.857	2.069	2.180	2.295	2.414	2.540	2.668	2.952	3.258
99.74950	1.842	2.030	2.129	2.231	2.337	2.449	2.563	2.815	3.086
99.78075	1.827	1.992	2.078	2.168	2.260	2.358	2.458	2.678	2.915
99.81200	1.812	1.953	2.027	2.104	2.183	2.267	2.353	2.542	2.745
99.84325	1.797	1.915	1.977	2.040	2.107	2.177	2.248	2.405	2.574
99.87450	1.782	1.876	1.926	1.977	2.030	2.086	2.143	2.269	2.404
99.90575	1.767	1.838	1.875	1.913	1.953	1.995	2.038	2.132	2.234
99.93700	1.752	1.799	1.824	1.850	1.876	1.905	1.933	1.996	2.064
99.96825	1.737	1.761	1.774	1.787	1.800	1.814	1.828	1.860	1.894
99.99950	**1.722**	**1.723**	**1.723**	**1.723**	**1.723**	**1.724**	**1.724**	**1.724**	**1.725**
100.03075	1.707	1.684	1.672	1.660	1.647	1.633	1.619	1.589	1.556
100.06200	1.692	1.646	1.622	1.597	1.570	1.543	1.515	1.453	1.386
100.09325	1.678	1.608	1.571	1.533	1.494	1.453	1.411	1.318	1.218
100.12450	1.663	1.570	1.521	1.470	1.418	1.362	1.307	1.182	1.049
100.15575	1.648	1.531	1.470	1.407	1.342	1.272	1.202	1.047	0.881
100.18700	1.633	1.493	1.420	1.344	1.265	1.182	1.098	0.912	0.712
100.21825	1.618	1.455	1.369	1.281	1.189	1.093	0.995	0.777	0.544
100.24950	1.603	1.417	1.319	1.218	1.113	1.003	0.891	0.643	0.377
100.28075	1.588	1.379	1.268	1.155	1.037	0.913	0.787	0.508	0.209
100.31200	1.573	1.341	1.218	1.092	0.961	0.823	0.683	0.374	0.042
WAL	2.157	0.829	0.626	0.500	0.414	0.350	0.302	0.233	0.186
Mod Durn	2.088	0.815	0.617	0.493	0.408	0.346	0.299	0.230	0.184
Principal Window	Feb03 - Jun07	Feb03 - Oct04	Feb03 - Apr04	Feb03 - Jan04	Feb03 - Nov03	Feb03 - Sep03	Feb03 - Aug03	Feb03 - Jul03	Feb03 - May03
LIBOR_1YR	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825

B03AF - Price/Yield - 2A1

Balance	$151,500,000.00	Delay	24
Initial Coupon	3.983	Dated	1/1/2003
Settle	1/28/2003	First Payment	2/25/2003

Price	Vector 1	Vector 2	Vector 3
	Yield	Yield	Yield
99.68690	4.030	4.034	4.046
99.71815	4.021	4.022	4.026
99.74940	4.012	4.011	4.007
99.78065	4.003	3.999	3.987
99.81190	3.994	3.988	3.968
99.84315	3.985	3.976	3.949
99.87440	3.976	3.965	3.929
99.90565	3.967	3.953	3.910
99.93690	3.958	3.942	3.891
99.96815	3.949	3.930	3.871
99.99940	**3.941**	**3.919**	**3.852**
100.03065	3.932	3.908	3.833
100.06190	3.923	3.896	3.813
100.09315	3.914	3.885	3.794
100.12440	3.905	3.873	3.775
100.15565	3.896	3.862	3.755
100.18690	3.887	3.850	3.736
100.21815	3.878	3.839	3.717
100.24940	3.869	3.828	3.698
100.28065	3.861	3.816	3.678
100.31190	3.852	3.805	3.659
WAL	3.882	2.983	1.709
Mod Durn	3.498	2.723	1.612
Principal Window	Feb03 - Dec07	Feb03 - Dec07	Feb03 - Jul07
LIBOR_1YR	1.4825	1.4825	1.4825

BOAMS 03-A 2A1

Vector 3

Period	Date	Principal	Interest	Cash Flow	Balance
Total		40,000,000.00	2,736,742.75	42,736,742.75	
0	28-Jan-03	0	0	0	40,000,000.00
1	25-Feb-03	405,425.55	132,766.67	538,192.22	39,594,574.45
2	25-Mar-03	401,658.28	131,420.99	533,079.27	39,192,916.17
3	25-Apr-03	397,924.76	130,087.82	528,012.58	38,794,991.41
4	25-May-03	582,059.66	128,767.04	710,826.70	38,212,931.75
5	25-Jun-03	573,784.60	126,835.09	700,619.69	37,639,147.15
6	25-Jul-03	565,624.59	124,930.60	690,555.19	37,073,522.56
7	25-Aug-03	747,256.51	123,053.20	870,309.71	36,326,266.05
8	25-Sep-03	732,826.74	120,572.93	853,399.67	35,593,439.31
9	25-Oct-03	718,671.59	118,140.56	836,812.15	34,874,767.72
10	25-Nov-03	894,071.94	115,755.17	1,009,827.10	33,980,695.78
11	25-Dec-03	872,026.01	112,787.59	984,813.60	33,108,669.78
12	25-Jan-04	850,518.20	109,893.19	960,411.39	32,258,151.58
13	25-Feb-04	1,215,322.81	107,070.18	1,322,392.99	31,042,828.77
14	25-Mar-04	1,171,178.43	103,036.32	1,274,214.75	29,871,650.34
15	25-Apr-04	1,128,628.71	99,148.99	1,227,777.69	28,743,021.63
16	25-May-04	1,709,739.61	95,402.88	1,805,142.49	27,033,282.02
17	25-Jun-04	1,611,852.08	89,727.97	1,701,580.05	25,421,429.94
18	25-Jul-04	1,519,553.91	84,377.96	1,603,931.87	23,901,876.03
19	25-Aug-04	2,755,775.98	79,334.31	2,835,110.29	21,146,100.06
20	25-Sep-04	2,451,956.94	70,187.43	2,522,144.37	18,694,143.11
21	25-Oct-04	2,121,357.52	62,048.98	2,183,406.50	16,572,785.59
22	25-Nov-04	1,884,216.96	55,007.84	1,939,224.80	14,688,568.63
23	25-Dec-04	1,673,385.11	48,753.81	1,722,138.92	13,015,183.52
24	25-Jan-05	1,485,954.88	43,199.56	1,529,154.45	11,529,228.63
25	25-Feb-05	1,319,339.69	38,267.43	1,357,607.13	10,209,888.94
26	25-Mar-05	1,171,238.20	33,888.32	1,205,126.53	9,038,650.74
27	25-Apr-05	1,039,602.89	30,000.79	1,069,603.68	7,999,047.84
28	25-May-05	922,612.11	26,550.17	949,162.29	7,076,435.73
29	25-Jun-05	818,645.20	23,487.87	842,133.07	6,257,790.52
30	25-Jul-05	726,260.34	20,770.65	747,030.99	5,531,530.18
31	25-Aug-05	644,174.86	18,360.07	662,534.93	4,887,355.32
32	25-Sep-05	571,247.68	16,221.95	587,469.63	4,316,107.64
33	25-Oct-05	506,463.74	14,325.88	520,789.63	3,809,643.90
34	25-Nov-05	448,920.09	12,644.84	461,564.93	3,360,723.81
35	25-Dec-05	397,813.52	11,154.80	408,968.32	2,962,910.29
36	25-Jan-06	352,429.58	9,834.39	362,263.97	2,610,480.71
37	25-Feb-06	288,108.11	8,664.62	296,772.73	2,322,372.60
38	25-Mar-06	256,327.96	7,708.34	264,036.30	2,066,044.65
39	25-Apr-06	228,051.57	6,857.55	234,909.12	1,837,993.08
40	25-May-06	202,892.85	6,100.61	208,993.45	1,635,100.23
41	25-Jun-06	180,508.21	5,427.17	185,935.38	1,454,592.02
42	25-Jul-06	160,591.93	4,828.03	165,419.96	1,294,000.09
43	25-Aug-06	142,871.95	4,295.00	147,166.95	1,151,128.13
44	25-Sep-06	127,106.19	3,820.79	130,926.98	1,024,021.94
45	25-Oct-06	113,079.25	3,398.90	116,478.15	910,942.70
46	25-Nov-06	100,599.43	3,023.57	103,623.00	810,343.27
47	25-Dec-06	89,496.19	2,689.66	92,185.85	720,847.08
48	25-Jan-07	79,617.75	2,392.61	82,010.37	641,229.32
49	25-Feb-07	70,829.09	2,128.35	72,957.44	570,400.23
50	25-Mar-07	63,010.04	1,893.25	64,903.29	507,390.20
51	25-Apr-07	56,053.67	1,684.11	57,737.79	451,336.52
52	25-May-07	49,864.87	1,498.06	51,362.93	401,471.65
53	25-Jun-07	44,358.98	1,332.55	45,691.53	357,112.67
54	25-Jul-07	357,112.67	1,185.32	358,297.99	-

BOAMS 03-A 2A1

Vector 2

Period	Date	Principal	Interest	Cash Flow	Balance
Total		40,000,000.00	4,766,370.12	44,766,370.12	
0	28-Jan-03	0.00	0.00	0.00	40,000,000.00
1	25-Feb-03	221,514.73	132,766.67	354,281.39	39,778,485.27
2	25-Mar-03	220,564.65	132,031.42	352,596.07	39,557,920.62
3	25-Apr-03	219,618.58	131,299.33	350,917.91	39,338,302.05
4	25-May-03	399,607.60	130,570.38	530,177.98	38,938,694.44
5	25-Jun-03	395,890.88	129,244.02	525,134.90	38,542,803.56
6	25-Jul-03	392,207.48	127,929.99	520,137.47	38,150,596.08
7	25-Aug-03	479,737.41	126,628.19	606,365.59	37,670,858.67
8	25-Sep-03	474,096.51	125,035.86	599,132.37	37,196,762.16
9	25-Oct-03	468,520.03	123,462.25	591,982.28	36,728,242.14
10	25-Nov-03	553,206.44	121,907.16	675,113.60	36,175,035.69
11	25-Dec-03	545,327.16	120,070.97	665,398.13	35,629,708.54
12	25-Jan-04	537,557.51	118,260.94	655,818.45	35,092,151.02
13	25-Feb-04	709,687.90	116,476.70	826,164.60	34,382,463.13
14	25-Mar-04	695,961.85	114,121.13	810,082.97	33,686,501.28
15	25-Apr-04	682,497.27	111,811.11	794,308.38	33,004,004.01
16	25-May-04	757,661.56	109,545.79	867,207.35	32,246,342.45
17	25-Jun-04	741,000.50	107,030.98	848,031.49	31,505,341.95
18	25-Jul-04	724,701.17	104,571.48	829,272.65	30,780,640.78
19	25-Aug-04	793,835.83	102,166.08	896,001.91	29,986,804.95
20	25-Sep-04	774,219.04	99,531.20	873,750.25	29,212,585.90
21	25-Oct-04	755,081.73	96,961.44	852,043.18	28,457,504.17
22	25-Nov-04	736,412.26	94,455.20	830,867.46	27,721,091.91
23	25-Dec-04	718,199.24	92,010.92	810,210.17	27,002,892.67
24	25-Jan-05	700,431.60	89,627.10	790,058.71	26,302,461.06
25	25-Feb-05	683,098.51	87,302.25	770,400.76	25,619,362.55
26	25-Mar-05	666,189.40	85,034.93	751,224.34	24,953,173.15
27	25-Apr-05	649,693.97	82,823.74	732,517.71	24,303,479.18
28	25-May-05	633,602.16	80,667.30	714,269.46	23,669,877.02
29	25-Jun-05	617,904.15	78,564.27	696,468.42	23,051,972.86
30	25-Jul-05	602,590.37	76,513.34	679,103.71	22,449,382.49
31	25-Aug-05	587,651.47	74,513.24	662,164.71	21,861,731.02
32	25-Sep-05	573,078.33	72,562.73	645,641.06	21,288,652.69
33	25-Oct-05	558,862.06	70,660.59	629,522.64	20,729,790.63
34	25-Nov-05	544,993.96	68,805.63	613,799.59	20,184,796.67
35	25-Dec-05	531,465.56	66,996.70	598,462.27	19,653,331.11
36	25-Jan-06	518,268.61	65,232.68	583,501.29	19,135,062.50
37	25-Feb-06	505,395.02	63,512.46	568,907.48	18,629,667.48
38	25-Mar-06	492,836.93	61,834.97	554,671.90	18,136,830.55
39	25-Apr-06	455,063.33	60,199.16	515,262.49	17,681,767.23
40	25-May-06	443,790.84	58,688.73	502,479.57	17,237,976.39
41	25-Jun-06	432,794.93	57,215.72	490,010.64	16,805,181.46
42	25-Jul-06	422,068.85	55,779.20	477,848.05	16,383,112.61
43	25-Aug-06	411,606.05	54,378.28	465,984.33	15,971,506.56
44	25-Sep-06	401,400.09	53,012.09	454,412.19	15,570,106.47
45	25-Oct-06	391,444.74	51,679.78	443,124.51	15,178,661.73
46	25-Nov-06	381,733.86	50,380.51	432,114.37	14,796,927.87
47	25-Dec-06	372,261.52	49,113.47	421,374.99	14,424,666.35
48	25-Jan-07	363,021.88	47,877.87	410,899.75	14,061,644.47
49	25-Feb-07	354,009.29	46,672.94	400,682.23	13,707,635.19
50	25-Mar-07	345,218.19	45,497.93	390,716.12	13,362,417.00
51	25-Apr-07	336,643.20	44,352.09	380,995.28	13,025,773.80
52	25-May-07	328,279.03	43,234.71	371,513.74	12,697,494.77
53	25-Jun-07	320,120.54	42,145.10	362,265.65	12,377,374.23
54	25-Jul-07	713,020.87	41,082.57	754,103.43	11,664,353.36
55	25-Aug-07	672,049.61	38,715.93	710,765.54	10,992,303.76
56	25-Sep-07	633,427.38	36,485.29	669,912.66	10,358,876.38
57	25-Oct-07	597,019.76	34,382.84	631,402.60	9,761,856.62
58	25-Nov-07	562,700.03	32,401.23	595,101.26	9,199,156.59
59	25-Dec-07	9,199,156.59	30,533.53	9,229,690.12	-

BOAMS 03-A 2A1

Vector 1

Period	Date	Principal	Interest	Cash Flow	Balance
Total		40,000,000.00	6,197,977.47	46,197,977.47	
0	28-Jan-03	0	0	0	40,000,000.00
1	25-Feb-03	185,800.49	132,766.67	318,567.16	39,814,199.51
2	25-Mar-03	185,206.80	132,149.96	317,356.77	39,628,992.70
3	25-Apr-03	184,615.14	131,535.23	316,150.37	39,444,377.56
4	25-May-03	201,597.07	130,922.46	332,519.53	39,242,780.50
5	25-Jun-03	200,841.04	130,253.33	331,094.37	39,041,939.46
6	25-Jul-03	200,087.88	129,586.70	329,674.58	38,841,851.58
7	25-Aug-03	216,729.40	128,922.58	345,651.97	38,625,122.19
8	25-Sep-03	215,799.47	128,203.22	344,002.69	38,409,322.71
9	25-Oct-03	214,873.47	127,486.94	342,360.41	38,194,449.24
10	25-Nov-03	265,775.17	126,773.74	392,548.91	37,928,674.08
11	25-Dec-03	264,220.30	125,891.59	390,111.89	37,664,453.78
12	25-Jan-04	262,674.12	125,014.60	387,688.72	37,401,779.66
13	25-Feb-04	312,661.28	124,142.74	436,804.02	37,089,118.38
14	25-Mar-04	310,360.40	123,104.97	433,465.36	36,778,757.98
15	25-Apr-04	308,075.68	122,074.83	430,150.51	36,470,682.30
16	25-May-04	339,741.18	121,052.27	460,793.46	36,130,941.12
17	25-Jun-04	336,902.60	119,924.62	456,827.21	35,794,038.52
18	25-Jul-04	334,086.72	118,806.38	452,893.10	35,459,951.80
19	25-Aug-04	364,644.70	117,697.49	482,342.19	35,095,307.10
20	25-Sep-04	361,235.91	116,487.17	477,723.09	34,734,071.18
21	25-Oct-04	357,857.73	115,288.17	473,145.91	34,376,213.45
22	25-Nov-04	354,509.89	114,100.38	468,610.27	34,021,703.57
23	25-Dec-04	351,192.10	112,923.70	464,115.80	33,670,511.47
24	25-Jan-05	347,904.11	111,758.04	459,662.15	33,322,607.36
25	25-Feb-05	344,645.65	110,603.29	455,248.93	32,977,961.71
26	25-Mar-05	341,416.45	109,459.35	450,875.80	32,636,545.26
27	25-Apr-05	338,216.27	108,326.13	446,542.40	32,298,328.99
28	25-May-05	335,044.83	107,203.54	442,248.37	31,963,284.16
29	25-Jun-05	331,901.89	106,091.47	437,993.36	31,631,382.26
30	25-Jul-05	328,787.20	104,989.83	433,777.03	31,302,595.07
31	25-Aug-05	325,700.49	103,898.53	429,599.02	30,976,894.58
32	25-Sep-05	322,641.52	102,817.48	425,459.00	30,654,253.06
33	25-Oct-05	319,610.05	101,746.57	421,356.63	30,334,643.01
34	25-Nov-05	316,605.83	100,685.74	417,291.57	30,018,037.18
35	25-Dec-05	313,628.62	99,634.87	413,263.49	29,704,408.56
36	25-Jan-06	310,678.17	98,593.88	409,272.06	29,393,730.38
37	25-Feb-06	307,754.26	97,562.69	405,316.95	29,085,976.12
38	25-Mar-06	304,856.64	96,541.20	401,397.84	28,781,119.48
39	25-Apr-06	301,985.08	95,529.33	397,514.41	28,479,134.40
40	25-May-06	299,139.35	94,526.99	393,666.35	28,179,995.05
41	25-Jun-06	296,319.22	93,534.10	389,853.32	27,883,675.83
42	25-Jul-06	293,524.46	92,550.57	386,075.03	27,590,151.37
43	25-Aug-06	290,754.84	91,576.31	382,331.15	27,299,396.52
44	25-Sep-06	288,010.15	90,611.25	378,621.40	27,011,386.38
45	25-Oct-06	285,290.16	89,655.29	374,945.45	26,726,096.22
46	25-Nov-06	282,594.64	88,708.37	371,303.01	26,443,501.58
47	25-Dec-06	279,923.39	87,770.39	367,693.78	26,163,578.19
48	25-Jan-07	277,276.18	86,841.28	364,117.46	25,886,302.01
49	25-Feb-07	274,652.81	85,920.95	360,573.76	25,611,649.20
50	25-Mar-07	272,053.05	85,009.33	357,062.38	25,339,596.15
51	25-Apr-07	269,476.71	84,106.34	353,583.05	25,070,119.44
52	25-May-07	266,923.56	83,211.90	350,135.47	24,803,195.88
53	25-Jun-07	264,393.41	82,325.94	346,719.35	24,538,802.47
54	25-Jul-07	786,858.65	81,448.38	868,307.03	23,751,943.81
55	25-Aug-07	762,784.76	78,836.66	841,621.42	22,989,159.06
56	25-Sep-07	739,439.99	76,304.85	815,744.84	22,249,719.07
57	25-Oct-07	716,802.40	73,850.53	790,652.92	21,532,916.67
58	25-Nov-07	694,850.67	71,471.34	766,322.01	20,838,066.01
59	25-Dec-07	20,838,066.01	69,165.01	20,907,231.02	-

B03AF - Price/Yield - 1A1

Balance	$112,965,000.00	Delay	24
Initial Coupon	3.234	Dated	1/1/2003
Settle	1/28/2003	First Payment	2/25/2003

Price	5 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	35 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99.68740	3.295	3.301	3.305	3.309	3.314	3.319	3.325	3.339	3.357
99.71865	3.282	3.287	3.289	3.292	3.295	3.298	3.302	3.312	3.324
99.74990	3.270	3.272	3.273	3.275	3.276	3.278	3.280	3.285	3.292
99.78115	3.257	3.257	3.257	3.258	3.258	3.258	3.258	3.259	3.259
99.81240	3.245	3.243	3.242	3.241	3.239	3.238	3.236	3.232	3.227
99.84365	3.232	3.228	3.226	3.223	3.221	3.217	3.214	3.205	3.194
99.87490	3.220	3.214	3.210	3.206	3.202	3.197	3.192	3.179	3.162
99.90615	3.207	3.199	3.194	3.189	3.183	3.177	3.170	3.152	3.129
99.93740	3.194	3.184	3.179	3.172	3.165	3.157	3.148	3.126	3.097
99.96865	3.182	3.170	3.163	3.155	3.146	3.137	3.126	3.099	3.064
99.99990	**3.169**	**3.155**	**3.147**	**3.138**	**3.128**	**3.116**	**3.104**	**3.073**	**3.032**
100.03115	3.157	3.141	3.131	3.121	3.109	3.096	3.082	3.046	3.000
100.06240	3.144	3.126	3.116	3.104	3.091	3.076	3.060	3.020	2.967
100.09365	3.132	3.112	3.100	3.087	3.072	3.056	3.038	2.993	2.935
100.12490	3.119	3.097	3.084	3.070	3.054	3.036	3.016	2.967	2.903
100.15615	3.107	3.083	3.069	3.053	3.035	3.016	2.994	2.940	2.870
100.18740	3.094	3.068	3.053	3.036	3.017	2.996	2.972	2.914	2.838
100.21865	3.082	3.054	3.037	3.019	2.998	2.975	2.950	2.887	2.806
100.24990	3.069	3.039	3.022	3.002	2.980	2.955	2.928	2.861	2.774
100.28115	3.057	3.025	3.006	2.985	2.961	2.935	2.906	2.835	2.742
100.31240	3.045	3.010	2.990	2.968	2.943	2.915	2.884	2.808	2.709
WAL	2.643	2.268	2.093	1.928	1.771	1.624	1.484	1.229	1.002
Mod Durn	2.491	2.143	1.981	1.827	1.682	1.545	1.415	1.176	0.963
Principal Window	Feb03 - Dec05	Feb03 - Dec05	Feb03 - Dec05	Feb03 - Dec05	Feb03 - Dec05	Feb03 - Dec05	Feb03 - Dec05	Feb03 - Dec05	Feb03 - Dec05
LIBOR_1YR	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825	1.4825